Exhibit 2.1

EXECUTION VERSION

Date: 29 November 2018

SHARE SALE AND PURCHASE AGREEMENT

relating to

JW Stargazer Holding GmbH

SELLER

And

PURCHASER

And

GUARANTOR

KIRKLAND & ELLIS INTERNATIONAL LLP

30 St. Mary Axe

London EC3A 8AF

Tel: +44 (0)20 7469 2000

Fax: +44 (0)20 7469 2001

www.kirkland.com

Table of Contents

		Page
1	Interpretation	2
2	Sale and Purchase of the Group	14
3	Consideration	14
4	Conditions	15
5	Pre-Closing	18
6	Closing	24
7	Post-Closing Adjustments	26
8	Post-Closing Obligations	28
9	Warranties	30
10	Restrictions on the Seller	32
11	Guarantee	32
12	Confidentiality	33
13	Other Provisions	35
Schedule 1 Details of the Group		44
Part 1 The Company		44
Part 2 The Subsidiaries		44
Schedule 2 Closing Obligations		53
Schedule 3 Post Closing Adjustments		55
Part 1 Closing Statement		55
Part 2 Form of Closing Statement		58
Schedule 4 Escrow Account		59
Schedule 5 Warranties		60
Schedule 6 Limitations on Liability		76
Schedule 7 Tax Indemnity		82
Schedule 8 Management Incentive Plan		88

i

This Agreement is made on 29 November 2018

(1)	Paw Luxco III S.à.r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 2-4, rue Eugène Ruppert, L-2453 Luxembourg, registered with the Luxembourg Trade and Companies Register (Register de Commerce et des Sociétés) under registration number B 159.480 (the “Seller”);

(2)	Mainsee 1185. V V GmbH (to be renamed Callaway Germany Holdco GmbH), a limited liability company incorporated under the laws of Germany, having its registered office in Frankfurt am Main, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, under HRB 113311 (the “Purchaser”); and

(3)	Callaway Golf Company, a company incorporated in the State of Delaware whose registered office is at 2180 Rutherford Road, Carlsbad, California 92008, United States of America (the “Guarantor”).

Whereas:

(A)	The Seller has agreed to sell the Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement.

(B)	The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

(C)	The Guarantor has agreed to procure satisfaction of the obligations of the Purchaser under this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accounts” means the consolidated IFRS audited accounts of the Seller for the year ended on the Accounts Date;

“Accounts Date” means 30 September 2017;

“Affiliate” means, in relation to a person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person or entity; for the purposes hereof, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that the Group Companies shall not be deemed to be Affiliates of the Seller or, in respect of the period prior to Closing, the Purchaser, for the purposes of this Agreement;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and, for the purposes of identification only, initialled by or on behalf of the Seller and the Purchaser on or after the date of this Agreement, together with such alterations as may be agreed in writing by or on behalf of the Seller and the Purchaser from time to time;

“Assumption Agreements” has the meaning given to it in paragraph 1.2 of Schedule 8;

“Benefit Plan” means each benefit or compensation plan, program, policy, practice, agreement, contract or arrangement (whether or not written), and each bonus, phantom equity, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, change-in-control, profit sharing, pension, or vacation program, dependent care, medical care, employee assistance program, education or tuition assistance program and each insurance and other similar fringe employee benefit plan, program or arrangement in each case as sponsored or maintained by any Group Company at the date of this Agreement or under which any Group Company Employees or former Group Company Employees participate at the date of this Agreement or to which the Group Companies have any liabilities or obligations, other than a Pension Arrangement;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in London, Luxembourg, Munich and San Diego, California;

“Business Plan” has the meaning given to it in Clause 4.2.6(f);

“Cash Balances” means the aggregate amount of cash (including cash in stores) and short-term deposits of the Group Companies on a consolidated basis, in each case as at the Effective Time, along with those items required to be included in accordance with paragraphs 2 and 3 of Part 1 of Schedule 3 and as set out in the Closing Statement;

“Claim” means any claim against the Seller under or in relation to this Agreement, any of the Transaction Documents, or otherwise in connection with the Transaction;

“Closing” means the completion of the sale of Shares pursuant to Clause 6 of this Agreement;

“Closing Date” means the date on which Closing takes place;

“Closing Employee Liabilities” means the liabilities of any Group Company as of the Closing Date (and giving effect to the Closing) for bonuses, severance or single-trigger change in control payments to any current or former Company Director, officer, Group Company Employee, individual independent contractor or individual consultant of any Group Company or to any other person having or who had such a relationship with any Group Company (less any Relief arising as a result of those liabilities or the Tax due or payable thereon (as reasonably determined by the Purchaser at the time of payment of any such liability)), which liabilities arise directly out of or as a direct result of the Transaction, but not including the MIP Entitlement;

“Closing Statement” means the statement setting out the Working Capital, the Cash Balances, the Third Party Indebtedness, the Shareholder Debt, and the Net Transaction Expenses to be prepared by the Purchaser in accordance with paragraph 7 and Parts 1 and 2 of Schedule 3;

“Company” means JW Stargazer Holding GmbH, details of which are set out in Part 1 of Schedule 1;

“Company Director” means a person who was at any time prior to Closing an officer or director of a Group Company, including any managing director (Geschäftsführer) or member of a supervisory board (Aufsichtsrat) or advisory board (Beirat);

“Competition Authority” means any authority, agency, court, tribunal or other Governmental Entity which has jurisdiction in relation to fair competition, anti-trust, fair trading, consumer protection, monopolies, mergers, merger control or other similar matters;

“Confidentiality Agreement” means the confidentiality agreement dated 14 June 2018 between Outdoor Holdings S.C.A and the Guarantor pursuant to which the Seller made available to the Purchaser and the Guarantor certain confidential information relating to the Group;

“Confidential Business Information” means all technical, financial, commercial and other information of a confidential nature relating to a Group Company that is in the control of that Group Company, including trade secrets, know-how, inventions, product information and unpublished information relating to Intellectual Property Rights, marketing and business plans of a Group Company, secret or confidential information, current and/or prospective suppliers and customers (including any customer or supplier lists) in each case to the extent confidential;

“Conditions” has the meaning given to it in Clause 4.1;

“Conversion Rate” means the relevant foreign exchange reference rate as quoted by the European Central Bank on its website on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Data Protection Authority” means any body responsible and which has jurisdiction for the enforcement of Data Protection Legislation in respect of any Group Company;

“Data Protection Legislation” means any applicable data protection legislation in any country in which any Group Company operates, including (a) any legislation in force from time to time which implements the European Community’s Directive 95/46/EC and Directive 2002/58/EC and (b) the General Data Protection Regulation (EU) 2016/679, in each case, as amended from time to time;

“Data Room” means the electronic data room hosted by Merrill Communications LLC containing documents and information relating to the Group made available by the Seller as at 5:00 p.m. (Pacific time) on 13 November 2018;

“Developed IPR” has the meaning given to it in paragraph 16.10 of Schedule 5;

“Disclosed” means fairly disclosed in sufficient detail to allow a buyer to reasonably understand the nature and scope of the matter disclosed and without reference to any other document or source;

“Disclosure Letter” means the letter dated on the same date as this Agreement and written by the Seller to the Purchaser, together with all documents attached to or referred to in it;

“Draft Closing Statement” has the meaning given to it in Clause 7.1;

“Effective Time” means immediately prior to Closing on the Closing Date;

“Employee Representative” means any employee representative, labor organization, union, works council or employee forum which has the legally enforceable right to be informed and/or consulted on matters which affect the Group Company Employees;

“Encumbrance” means all security interests, mortgages, charges, options, claims, pledges, liens, deeds of trust, easements, encroachments, rights of way, rights of first refusal, encumbrances or other third party rights (including rights of pre-emption) of any nature whatsoever;

“Environment” means all or any of the following media, namely air (excluding air within buildings or other natural or man-made structures, whether above or below ground), water (including groundwater, but excluding water in pipes and sewerage systems) and land;

“Environmental Laws” means all applicable laws, bye-laws and regulations of any court or tribunal to the extent that they relate to or apply to the Environment or Environmental Matters in each case which have legal force and effect at the date of this Agreement;

“Environmental Matters” means all matters relating to (a) pollution or contamination of the Environment; (b) the presence, disposal, release spillage, deposit, escape, discharge, leak, emission or migration of any (i) material, substances or organisms which (alone or in combination with others) are capable of causing harm to the Environment; or (ii) waste, including any by-product of an industrial process or anything which is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value; (c) the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or other adverse impact on the Environment; or (d) the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it;

“Escrow Account” means a bank account with Rabobank in the name of Stichting Intertrust Escrow to be opened on or prior to the Closing Date and operated in accordance with Schedule 4 and the Escrow Account Agreement;

“Escrow Account Agent” means Intertrust (Netherlands) B.V.;

“Escrow Account Agreement” means the agreement between the Purchaser, the Seller and the Escrow Account Agent in relation to the Escrow Account in the agreed form;

“Escrow Amount” means initially the sum of EUR 10,000,000 and then, after payment of such sum into the Escrow Account, the amount held in the Escrow Account for the time being after the deduction of any bank charges, fees, costs and expenses debited to the Escrow Account, but excluding any sums credited for interest;

“Estimated Cash” means the Seller’s reasonable estimate of the aggregate of the Cash Balances, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Net Transaction Expenses” means the Seller’s reasonable estimate of the aggregate of the Net Transaction Expenses, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Shareholder Debt” means the Seller’s reasonable estimate of the aggregate of the Shareholder Debt, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Third Party Indebtedness” means the Seller’s reasonable estimate of the aggregate of the Third Party Indebtedness, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Working Capital” means the Seller’s reasonable estimate of the aggregate of the Working Capital, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater than the Target Working Capital (in which case it will be added to the amount payable pursuant to Clause 6.3.1) or by which it is less than the Target Working Capital (in which case it will be deducted from the amount payable pursuant to Clause 6.3.1), to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“EUR LIBOR” means the display rate per annum of the offered quotation for deposits in euros for a period of one (1) month which appears on the appropriate page of the Reuters screen (or such other page as the parties may agree) at 11 a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;

“Facilities” has the meaning given to it in paragraph 8.1 of Schedule 5;

“Final Payment Date” means the date falling ten (10) Business Days after the date on which the process described in paragraph 4.5 or 4.7 of Part 1 of Schedule 3 for the preparation of the Closing Statement is complete;

“Financing” has the meaning given to it in Clause 5.3.2;

“Financing Source Parties” means the Financing Sources and each other person (including, without limitation, each agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Financing, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such person or Affiliate and their respective successors and assigns;

“Fundamental Warranties” means each statement contained in paragraph 1 of Schedule 5 and “Fundamental Warranty” means any one of them;

“Fundamental Warranty Claim” means a claim for breach of any Fundamental Warranty;

“Governmental Entity” means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), court, department, bureau, commission, official, authority or any quasi-governmental, private or arbital body exercising any regulatory, taxing, importing, administrative or other governmental or quasi-governmental authority, including the European Union;

“Group” means the Group Companies taken as a whole;

“Group Companies” means the Company and the Subsidiaries and “Group Company” means any one of them;

“Group Company Employee” means each person employed by or providing services as a consultant or independent contractor to the Group Companies;

“Guarantor’s Group” means the Guarantor and its Affiliates;

“IFRS” means International Financial Reporting Standards or International Accounting Standards issued or adopted by the International Accounting Standards Board (or a predecessor body) and interpretations issued by the IFRS Interpretations Committee (or a predecessor body), each as and to the extent from time to time adopted by the European Union in accordance with EC Regulation No. 1606/2002, consistently applied over the three financial years prior to the date of this Agreement;

“Indebtedness” means, at a particular time, without double counting, determined on an aggregate basis, (a) the outstanding principal amount of, accrued and unpaid interest on, premiums, penalties and other payment obligations (including any prepayment or termination premiums and penalties payable) arising under indebtedness for borrowed money of the Group Companies; (b) liabilities for the deferred purchase price of property or services (other than liabilities of the Group Companies taken into account in the calculation of Working Capital); (c) long- or short-term liabilities evidenced by notes, bonds, debentures or other similar instruments; (d) liabilities under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease liabilities (as calculated in accordance with paragraphs 2 and 3 of Part 1 of Schedule 3); and (f) reimbursement liabilities under any letter of credit;

“Information Technology” means all computer systems (hardware and software) which are owned or used by any Group Company and which are material to the business of the relevant Group Company;

“Initial MIP Entitlement” has the meaning given to it in paragraph 2.1 of Schedule 8;

“Insurance Policy” has the meaning given to it in paragraph 15 of Schedule 5;

“Intellectual Property Rights” means all proprietary and intellectual property rights in the following, in any applicable jurisdiction throughout the world: (a) all trademarks, trade names, service marks, trade dress, domain names, rights in logos, and slogans, together with all translations, adaptations and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing; (b) patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisional, extensions, and reexaminations thereof, all utility rights, rights to inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and registered and unregistered design rights, (c) copyrights and other rights in works of authorship, and all renewals in connection therewith, (d) all Confidential Business Information (including ideas, research and development, know-how, formulas, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans); (e) rights in computer software (including source code, executable code and database rights); and (f) all other intellectual or industrial proprietary rights including any registration of such rights and applications and rights to apply for such registration;

“IP Licences” has the meaning given to it in paragraph 16.3(a) of Schedule 5;

“Irrecoverable VAT” means any VAT paid which is not recoverable as input tax by a person or the representative member of any VAT group of which it forms a part, subject to that person or representative member (as applicable) using reasonable endeavours to recover such amount of VAT;

“Long Stop Date” means the date falling ninety (90) days after (and excluding) the date of this Agreement, or as extended pursuant to Clause 4.3.1;

“Losses” means all losses, liabilities, Taxes, damages, assessments, fines, interest, penalties, costs, judgments, charges, amounts paid in settlement, and reasonably incurred expenses (including reasonable attorneys’ and other professionals’ fees and expenses);

“Management Accounts” means the unaudited management accounts of the Group for the period ended on the Management Accounts Date;

“Management Accounts Date” means 30 September 2018;

“Management Incentive Plan” has the meaning given to it in paragraph 1.1 of Schedule 8;

“Material Contracts” has the meaning given to it in paragraph 9.1 of Schedule 5;

“Material Suppliers” has the meaning given to it in paragraph 12.1 of Schedule 5;

“MIP Employer Charges” has the meaning given to it in paragraph 1.3 of Schedule 8;

“MIP Employers” has the meaning given to it in paragraph 1.1 of Schedule 8;

“MIP Entitlement” has the meaning given to it in paragraph 1.1 of Schedule 8;

“MIP Participants” has the meaning given to it in paragraph 1.1 of Schedule 8;

“Net Transaction Expenses” means the Transaction Expenses in each case less any Relief and Recoverable VAT;

“OpCo Facilities Agreement” means the EUR 135,000,000 facilities agreement originally dated 29 July 2011, as last amended and restated on 5 July 2017, between, amongst others, JACK WOLFSKIN Ausrüstung für Draussen GmbH & Co. KGaA as borrower, Global Loan Agency Services Limited as agent and GLAS Trust Corporation Limited as security agent;

“OpCo Facilities Repayment Account” has the meaning given to it in Clause 5.4.2;

“OpCo Facilities Repayment Amount” has the meaning given to it in Clause 5.4.1;

“OpCo Facilities Repayment Notice” has the meaning given to it in Clause 5.4.2;

“OpCo Financing Agreements” means the OpCo Facilities Agreement and the OpCo Intercreditor Agreement;

“OpCo Financing Security” means the security granted in connection with the OpCo Financing Agreements;

“OpCo Intercreditor Agreement” means the intercreditor agreement relating to, inter alia, the OpCo Facilities Agreement, originally dated 29 July 2011, as last amended and restated on 5 July 2017, between, amongst others, JACK WOLFSKIN Ausrüstung für Draussen GmbH & Co. KGaA as company, Global Loan Agency Services Limited as agent and GLAS Trust Corporation Limited as security agent;

“OpCo Release Agreement” has the meaning given to it in Clause 5.4.3;

“Owned Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Group Companies;

“Packaged Software” means third party standard office software that is the licensor’s standard product offering and which is supplied under the licensor’s standard terms with a one off or annual (whichever is the higher) fee of less than EUR 250,000;

“Pension Arrangement” means each of the retirement benefit plans listed in folder 6.5.2 of the Data Room;

“PN7” has the meaning set out on Clause 13.12.6;

“PRC” has the meaning set out on Clause 13.12.5;

“PRC PN7 Taxation Bureau” has the meaning set out on Clause 13.12.6;

“Pre-Closing Event” means any matter, cause or event occurring on or before Closing;

“Properties” means the properties details of which are set out in folder 6.3.1 of the Data Room, and “Property” means any one of them;

“Purchase Price” has the meaning set out in Clause 3.1;

“Purchaser’s Group” means the Purchaser and its Affiliates, including, after the Closing, the Group Companies;

“Purchaser’s Lawyers” means Latham & Watkins LLP of 12670 High Bluff Drive, San Diego, California 92130, United States of America;

“Recoverable VAT” means any VAT other than Irrecoverable VAT;

“Registered IP” has the meaning set out in paragraph 16.1 of Schedule 5;

“Relevant Contract” means any contract of a type listed in paragraphs 9.1(a), (b), (c), (f), (g), (i), (j), (k), (l), (m), (n) and (o) of Schedule 5;

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is made;

“Relief” means any loss, relief, allowance, credit, deduction, exemption, set-off or right to repayment of or in respect of Tax including, without limitation, any deduction in computing income, profits or gains for the purposes of any Tax (but not including any tax basis);

“Reporting Accountants” means an accounting firm of international repute as agreed by the Seller and the Purchaser or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, such other firm of accountants to be agreed by the Seller and the Purchaser within seven (7) days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the Institute of Chartered Accountants in England and Wales;

“Restricted Employee” means each of Melody Harris-Jensbach, Markus Boetsch, Joerg Wahlers, Karen Chang, Imen Wong, Daniele Grasso and Stefan Kopp;

“Restricted Period” means eighteen (18) months commencing on Closing;

“Sanctions Regulations” means the sanctions regulations implemented by the Office of Foreign Assets Control of the United States, the United Nations, the European Union, or Her Majesty’s Treasury;

“Seller Affiliate” means an Affiliate of the Seller;

“Seller’s Group” means the Seller and its Affiliates;

“Seller’s Group Director” means a person who was at any time prior to Closing an officer or director of any member of the Seller’s Group, including any managing director (Geschäftsführer) or member of a supervisory board (Aufsichtsrat) or advisory board (Beirat);

“Seller’s Lawyers” means Kirkland & Ellis International LLP of 30 St Mary Axe, London, EC3A 8AF, UK;

“Senior Employee” means a Group Company Employee with an annual base salary in excess of EUR 150,000;

“Shares” means the shares in the stated share capital of the Company specified in Part 1 of Schedule 1;

“Shareholder Debt” means the aggregate Indebtedness owed between the Company (or any other Group Company) and the Seller (or any other member of the Seller’s Group) as at the Effective Time pursuant to the loan agreements in place between such parties;

“Share Incentives” means any shares, share options or other rights in respect of shares or securities in any Group Company (including “phantom arrangements”) and that are held directly or indirectly by any current or former Group Company Employees or officer or director of any Group Company;

“Submission” has the meaning set out on Clause 13.12.6;

“Submission Documents” has the meaning set out on Clause 13.12.6;

“Subsidiaries” means the companies listed in Part 2 of Schedule 1 together with any other subsidiaries of the Company, and “Subsidiary” means any one of them;

“Surviving Clauses” means Clauses 1, 11, 12 and 13.2 to 13.16 (inclusive) and “Surviving Clause” means any one of them;

“Target Working Capital” means EUR 87,174,439.90;

“Taxation” or “Tax” means all forms of taxation (other than deferred tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, in each case in the nature of tax, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise imposed by a Tax Authority and all penalties and interest relating thereto, in each case irrespective of whether imposed by way of a withholding, deduction or other form of assessment, on the basis of a primary or secondary liability (including, for the avoidance of doubt, whether that liability is joint or otherwise);

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Indemnity Claim” means a claim pursuant to the indemnity in Schedule 7;

“Tax Warranties” means the Warranties contained in paragraph 25 of Schedule 5 and “Tax Warranty” means any one of them;

“Tax Warranty Claim” means a claim for breach of any Tax Warranty;

“Third Party Claim” has the meaning given to it in paragraph 18 of Schedule 6;

“Third Party Indebtedness” means, in respect of Closing, the aggregate amount as at the Effective Time of all outstanding Indebtedness owed by the Group Companies to any third party, including, for the avoidance of doubt, the OpCo Facilities Repayment Amount, as calculated in accordance with paragraphs 2 and 3 of Part 1 of Schedule 3 and as set out in the Closing Statement, but not including the Shareholder Debt, Transaction Expenses or the MIP Entitlement;

“Transaction” means the transactions contemplated by this Agreement;

“Transaction Documents” means this Agreement, the Escrow Account Agreement, the Disclosure Letter and any other document entered into or to be entered into pursuant to this Agreement and “Transaction Document” means any one of them;

“Transaction Expenses” means without double counting (a) all fees and expenses (including fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other professional advisers) of or for the benefit of the Seller or any Group Company incurred or owed or reimbursed or reimbursable by any Group Company, or for which any Group Company may otherwise be liable, in connection with the negotiation, entering into, and consummation of this Agreement or the Transaction in respect of the period up to Closing except (i) those (or any portion thereof) expressed as being payable by the Purchaser as set out in this Agreement or any other Transaction Document (including under Clause 13.9), or (ii) those (or any portion thereof) undertaken at the written request or with the written agreement of the Purchaser (including pursuant to Clause 5.3); (b) EUR 2,590,192 in respect of insurance relating to the Transaction in the event the Purchaser has provided the Seller with evidence of inception as of Closing and invoices in an aggregate amount equal to or greater than EUR 2,590,192, provided that if such invoices state an aggregate amount less than EUR 2,590,192, such lesser amount shall be a “Transaction Expense” instead of EUR 2,590,192 pursuant to this sub-paragraph (b), and (c) all Closing Employee Liabilities (to the extent not captured by limb (a)), in each case to the extent not paid prior to the Closing or otherwise taken into account in Third Party Indebtedness or Working Capital;

“TUPE” means any applicable legislation (where the context so permits) which implements the Transfers of Undertakings Directive (2001/23/EC) of the European Union, including the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 and the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (as appropriate) and section 613a of the German Civil Code and any regulation or ordinance in connection therewith;

“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and outside the European Union any other Taxation of a similar nature;

“Warranties” means the warranties set out in Schedule 5 and “Warranty” means any one of them;

“Warranty Claim” means a claim for breach of any Warranty;

“W&I Insurance Policy” means the warranty and indemnity policy to be taken out by the Purchaser in respect of the Transaction on the date of this Agreement;

“Working Capital” means the aggregate amount of current assets less the aggregate amount of current liabilities of the Group Companies on a consolidated basis as at the Effective Time, calculated in accordance with paragraphs 2 and 3 of Part 1 of Schedule 3 and as set out in the Closing Statement, but excluding any item included in the Cash Balances, Transaction Expenses, Shareholder Debt or Third Party Indebtedness; and

“Working Capital Adjustment” means the amount by which the Working Capital exceeds the Target Working Capital (which amount shall be added to the Purchase Price for the purposes of Clause 3.1), or the amount by which the Working Capital is less than the Target Working Capital (which amount shall be deducted from the Purchase Price for the purposes of Clause 3.1).

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	Awareness

References to awareness or knowledge of the Purchaser includes the actual awareness or knowledge of each of Brian Lynch and Chip Brewer, after reasonable inquiry of such individuals’ direct reports. References to awareness or knowledge of the Seller includes the actual awareness or knowledge of each of Melody Harris-Jensbach, Markus Boetsch, Joerg Wahlers, Karen Chang and Carl-Christian Becker, after reasonable inquiry of such individuals’ direct reports.

1.4	Procuring obligation

Save as otherwise expressly stated, a procuring obligation where used in the context of the Seller shall in relation to any Group Company mean solely that the Seller shall exercise its voting rights in its capacity as shareholder of the Company, including by way of instructing the relevant Company Director (to the extent legally permissible).

1.5	References to persons and companies

References to:

1.5.1

a person include any individual, company, partnership, association, trust, joint venture or unincorporated association or other entity (whether or not having separate legal personality) or Governmental Entity; and

1.5.2	a company include any company, limited liability company, corporation or any body corporate, wherever incorporated.

1.6	References to a party

References to a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any successors and permitted assignees of a party.

1.7	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that holding company, directly or indirectly, through one or more subsidiaries:

1.7.1	holds a majority of the voting rights in it;

1.7.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body; or

1.7.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it.

1.8	Euros

References to EUR, euro or € is to the lawful currency of the states of the European Union which are from time to time participating in the Economic and Monetary Union.

1.9	Currency conversion

Any amount to be converted from one currency into another for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate.

1.10	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.11	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time (to the extent such actions are not prohibited by the terms of this Agreement).

1.12	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.13	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.14	References to ordinary course

References to “ordinary course of business” or “ordinary course” or any similar phrase shall be construed to mean the ordinary course of business and in a manner consistent with past practice; provided that solely with respect to paragraph 5.1, references to “ordinary course of business” or “ordinary course” or any similar phrase shall be construed to mean the ordinary course of business and in a manner consistent with past practice since 5 July 2017.

2	Sale and Purchase of the Group

2.1	On and subject to the terms of this Agreement, the Seller shall sell and the Purchaser shall purchase the Shares with legal and economic effect as of the Closing.

2.2

The Shares shall be sold free from any and all Encumbrances and together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing).

2.3	The Seller shall procure that on or prior to Closing any and all rights of pre-emption over the Shares are waived irrevocably by the persons entitled thereto.

3	Consideration

3.1	Amount

3.1.1	The aggregate consideration for the purchase of the Shares by the Purchaser from the Seller under this Agreement (the “Purchase Price”) shall be an amount in Euros equal to:

(a)	EUR 418,000,000;

plus

(b)	the Cash Balances;

minus

(c)	the Third Party Indebtedness;

minus

(d)	the Shareholder Debt;

minus

(e)	the Net Transaction Expenses;

plus or minus

(f)	the Working Capital Adjustment.

3.2	Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser to the Seller by way of cash payments pursuant to Clauses 6.3, 7.3 and 7.4.

3.3	Treatment of Payments

If any payment is made by the Seller to the Purchaser (or vice versa) in respect of any Claim, the payment shall be treated as an adjustment of the consideration paid by the Purchaser for the Shares and the consideration shall be deemed to be reduced (or increased, as the case may be) by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

The sale and purchase of the Group is conditional upon satisfaction of the following conditions (each a “Condition” and together the “Conditions”):

4.1.1

(i) The expiry of the statutory four-week waiting period pursuant to Section 11 paragraph 1 Austrian Cartel Act 2005 without either of the statutory parties having requested an in-depth investigation of the Transaction, or the waiver of the statutory parties to request for an in-depth investigation of the Transaction pursuant to Section 11 paragraph 4 Austrian Cartel Act 2005 as applicable or (ii) in case the statutory parties have filed a request for an in-depth investigation, the competent court has rejected such request, decided not to prohibit the Transaction or ceased the in-depth investigation, each pursuant to Section 12 Austrian Cartel Act 2005 as applicable;

4.1.2

The German Federal Cartel Office (Bundeskartellamt) deciding that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957, “GWB”) are not satisfied, or the German Federal Cartel Office being deemed to have made such a decision in accordance with the GWB;

4.1.3	The Russian Federal Antimonopoly Service (FAS) having issued its clearance decision pursuant to the Law No. 135-FZ on the Protection of Competition dated 26 July 2006; and

4.1.4	The provision to the Purchaser of the financial statements of the Group Companies required to be provided as of the Closing Date under Section 5.3.3(a).

4.2	Responsibility for Satisfaction

4.2.1

The Guarantor, the Purchaser, the Seller and the Group shall use reasonable endeavours to ensure the satisfaction of the Conditions as soon as reasonably practicable and to submit all necessary filings or notifications (where applicable, in draft form) as promptly as reasonably practicable after the date of this Agreement and, in any event, within twenty (20) Business Days after the Seller has provided the full set of its documents and information reasonably requested by the Purchaser and necessary to make complete filings or notifications with the relevant Governmental Entities in Germany, Austria and Russia. All applicable filing fees in connection with the approvals, consents, clearances, waiting period expirations or terminations, waivers and authorizations from Competition Authorities shall be paid by the Purchaser.

4.2.2

Notwithstanding the generality of the foregoing, the Guarantor and the Purchaser shall take or cause to be taken any and all actions necessary, proper or advisable to eliminate each and every impediment under any antitrust, competition or trade regulation law that is asserted by any Governmental Entity so as to enable the parties hereto to close the Transaction as soon as reasonably practicable including, without limitation, proposing, negotiating, offering to commit and agreement with all relevant Governmental Entities to effect (and if such offer is accepted, commit to effect), by agreement, order or otherwise the sale, divestiture, licence, or disposition of any necessary assets or businesses of the Purchaser (including the Group following Closing), in each case where reasonably necessary to ensure that the Conditions are satisfied as soon as practicable and in any event prior to the Long Stop Date; provided, however, that notwithstanding anything in this Agreement to the contrary, the Purchaser shall not be required to take or cause to be taken any action that, individually or in the aggregate, would reasonably be expected to materially impair the benefits or advantages expected to be received from the Transaction by, or otherwise have an adverse impact in any material respect on, (a) the Group, (b) the Purchaser, (c) the Purchaser’s Affiliates, (d) the Guarantor or (e) the Guarantor’s Affiliates; provided, further, that any such action shall be conditioned on the consummation of the Transaction. If reasonably requested by the Purchaser, the Group and the Seller shall take any action or make any agreement with respect to the Group with a Governmental Entity in connection with these Clauses 4.2.1 and 4.2.2. The Group and the Seller shall not offer, negotiate or take any action or enter into any agreement with any Governmental Entity in relation to the Conditions without the prior written consent of the Purchaser, in its sole discretion.

4.2.3

Without prejudice to Clause 4.2.1, the Seller, the Purchaser and the Guarantor agree that all requests and enquiries from any Governmental Entity which relate to the satisfaction of the Conditions shall be dealt with by the Seller and the Purchaser promptly in consultation with each other and the Seller, the Purchaser and the Guarantor shall co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity. Except for communications which are immaterial or procedural in nature, the Seller, the Purchaser and the Guarantor shall (a) promptly provide the other parties with draft copies of all submissions and communications to any Governmental Entity in relation to obtaining any approvals, consents, clearances, waivers or authorizations at such time as will allow the other party a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent, (b) consider the other party’s reasonable comments in relation to the form and content of such submissions and communications, and (c) provide the other party with copies of all such submissions and communications promptly and in the same form finally submitted or sent (save that the Seller, the Purchaser and the Guarantor may provide copies on an outside counsel-to-outside counsel, confidential basis), and (d) where requested by the other party and where permitted by the relevant Governmental Entity, allow persons nominated by the other party to attend any meetings and calls with such Governmental Entity and to make oral submissions at such meetings and calls.

4.2.4	The Seller and the Purchaser shall give notice to the other party of the satisfaction of the Conditions within two (2) Business Days of becoming aware of the same.

4.2.5

The Guarantor and the Purchaser each respectively undertake that it will not, either alone or acting in concert with others acquire or enter into any agreement or arrangement to acquire a business that competes with the Group’s business with respect to the same or similar products in the same geographies to the extent that such agreement or arrangement would reasonably be expected to materially prejudice, impede or delay the outcome of any regulatory applications, process or approvals in connection with the Transaction (including in respect of the Conditions).

4.2.6

The Seller undertakes that it will not make or agree to make any acquisition or investment or enter into any other transaction or undertake any other action which would reasonably be expected to materially delay, impede or prejudice the fulfilment of the Conditions, provided that this Clause 4.2.6 shall not operate to prevent or restrict:

(a)

the completion or performance of any obligations undertaken by any Group Company pursuant to any contract or arrangement entered into by any Group Company either prior to the date of this Agreement or prior to Closing in accordance with the provisions of Clause 5.1;

(b)	any action as may be required to give effect to and to comply with the terms of any of the Transaction Documents;

(c)	any action necessary in order to comply with applicable laws, regulations or request or decision from any Governmental Entity;

(d)	any action taken at the request (including, without limitation, pursuant to Clause 5.3) or with the written consent of the Purchaser;

(e)	the sale or purchase of any inventory stock in the ordinary and usual course of the Group’s business; or

(f)

any action set out and / or specifically envisaged in the Disclosed business plan and / or budget for the Group in respect of financial years 2018 and 2019, contained in the Data Room at folders 3.4 and 3.5 (the “Business Plan”).

4.3	Non-Satisfaction/Waiver

4.3.1

The Seller or the Purchaser may, in their sole discretion, elect to (by notice in writing to the other party delivered at least five (5) Business Days prior to the Long Stop Date) change the Long Stop Date to a later date if any of the Conditions have not been or, in the reasonable opinion of the Seller or the Purchaser will not likely be, satisfied prior to the Long Stop Date provided always in making such election, any such extensions must not result in the Long Stop Date being more than six (6) months after the date of this Agreement.

4.3.2

If the Conditions are not satisfied by 5:00 p.m. (London time) on the Long Stop Date (as extended pursuant to Clause 4.3.1, if applicable), the Seller or the Purchaser may, in their sole discretion, terminate this Agreement (other than the Surviving Clauses).

5	Pre-Closing

5.1	The Seller’s Obligations in Relation to the Conduct of Business

The Seller undertakes to use reasonable endeavours to procure that between the date of this Agreement and Closing the relevant Group Companies shall carry on the business of the Group in the ordinary course, save in so far as (a) agreed in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), or (b) any action as is specifically contemplated by the terms of any of the Transaction Documents. Without limiting the foregoing and subject to the foregoing exceptions and Clause 5.2, between the date of this Agreement and Closing, the Seller shall not, and shall procure that the Group Companies shall not:

5.1.1

other than in the ordinary course (including, for the avoidance of doubt, ordinary course factoring of debts or receivables), sell, lease, license, mortgage, pledge, transfer or otherwise dispose of or encumber any tangible assets that are material, individually or in the aggregate, to the Group;

5.1.2

except as required by law or any Governmental Entity, or as required by the terms and conditions of any Benefit Plan in existence as of the date of this Agreement (or as amended prior to Closing in accordance with the provisions of this Clause 5.1), directly or indirectly, (a) change the position or job title of any Senior Employee, (b) grant to any Senior Employee any increase in compensation or benefits, other than increases in base salary of up to 10% per individual and corresponding increases in target annual bonus opportunity and increases in the ordinary course of business which have been approved, and Disclosed in writing to the Purchaser, prior to the date of this Agreement, (c) grant to any Group Company Employee who is not a Senior Employee any increase in compensation or benefits, other than increases of not more than 15% in the aggregate per non-Senior Employee and increases in the ordinary course of business which have been approved, and Disclosed in writing to the Purchaser, prior to the date of this Agreement, (d) increase or grant to any Group Company Employee (or group of Group Company Employees) any severance, termination, change in control, stay put or retention payment which would result in a material increase to the Group’s annual costs or costs on termination (being an increase of more than €25,000 individually or €125,000 in aggregate), (e) grant any equity award to any Group Company Employee, (f) enter into or materially amend any employment, consulting, indemnification, severance, collective bargaining or termination agreement with any Group Company Employee which would result in a material increase to the Group’s annual costs or costs on termination (being an increase of more than €25,000 individually or €125,000 in aggregate), other than entry into an employment agreement on terms materially similar to the Company’s standard form with any Group Company Employee who is not a Senior Employee in the ordinary course of business; (g) establish, adopt or enter into or materially amend, any Benefit Plan or Pension Arrangement to the extent such action could reasonably be expected to result in a material additional liability to the Group Companies, or amend the Management Incentive Plan, (h) hire any employee or engage any independent contractor (who is a natural person) to provide services to the Group Companies who, upon such employment or engagement, would be a Senior Employee, (i) terminate the employment or engagement of any Senior Employee, other than for cause, (j) take any action to accelerate any payments, rights or benefits, or make any material determinations under any Benefit Plan or Pension Arrangement, or fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or Pension Arrangement, (k) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or Pension Arrangement that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (l) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other contract with a labor union, works council or similar organization, (m) loan or advance money or other property to any Group Company Employee (other than advances of any travel costs or similar payments to such employees in the ordinary course of business), or (n) amend the Management Incentive Plan or otherwise cause any increase in the MIP Entitlement (for the avoidance of doubt, any increase in the MIP Entitlement for the purposes of this Clause 5.1.2(n) shall not include an increase in the MIP Entitlement where the terms of the Management Incentive Plan have not been altered, removed or augmented after the date of this Agreement);

5.1.3	grant any exclusive license or covenant not to sue with respect to any Intellectual Property Rights for a value in excess of EUR 250,000;

5.1.4

other than in the ordinary course, dispose of, abandon or permit to lapse any rights in, to or for the use of any Owned Intellectual Property, or explicitly permit to enter into the public domain any material trade secrets included in the Owned Intellectual Property;

5.1.5

enter into any new capital spending commitments (being capital spending commitments not specifically provided for in the Business Plan) in excess of EUR 200,000, individually or EUR 500,000 in the aggregate;

5.1.6

terminate or cancel any Insurance Policy, unless simultaneously with such termination or cancellation, a replacement policy providing coverage at least equal to the coverage under the terminated or cancelled Insurance Policy for a substantially similar premium (subject to market standard increases) is in full force and effect;

5.1.7

enter into, terminate, or amend in any material respect, or agree to enter into, terminate, or amend in any material respect, any Relevant Contract with an annual value in excess of EUR 250,000, other than in the ordinary course (including any contract extensions or new purchase orders in the ordinary and usual course of business) or to implement any action set out and / or envisaged in the Business Plan;

5.1.8	amend the constitutional documents of any Group Company in any material respect;

5.1.9

declare, set aside or make or incur any obligation to pay any dividend or distribution on any Shares or any equity interests of any Group Company or make or incur any obligation to repurchase or redeem any Shares or any equity interests of any Group

Company other than payment of the intragroup dividend declared by Outdoor Trading AG on 22 October 2018 in the amount of CHF 150,000;

5.1.10

incur any Indebtedness, except for borrowings: (a) incurred in the ordinary course or (b) of up to EUR 100,000 individually or EUR 500,000 in the aggregate (or any guarantee of Indebtedness of up to EUR 100,000, individually or EUR 500,000 in the aggregate); and, in each case, which will either be included in the definition of Third Party Indebtedness or is between Group Companies;

5.1.11	issue, sell, grant, pledge or otherwise dispose of or encumber any Shares or any equity interests of any Group Company;

5.1.12

enter into any new line of business which is inconsistent with the sectors in which the Group operates as at the date of this Agreement or abandon or discontinue any existing line of business which is material to the Group as a whole;

5.1.13	acquire, or agree to acquire, including by merging or consolidating with, by purchasing a substantial portion of the assets of, or by any other manner, any person or business or any division thereof;

5.1.14	make any change in any method of accounting or accounting practice (other than as required by IFRS);

5.1.15

make or change any material Tax election; settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Tax (other than settling regular claims for payment of Tax in the ordinary course); change any annual Tax accounting period; adopt or change any method of Tax accounting; file any material Tax Return; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or

5.1.16	agree or commit to take any of the actions specified in this Clause 5.1.

5.2	Exceptions to Seller’s Obligations in Relation to the Conduct of Business

Clause 5.1 shall not operate so as to prevent or restrict:

(a)	any of the matters set forth in Clause 4.2.6;

(b)

any matter reasonably undertaken by any Group Company in a situation which Seller reasonably determines constitutes an emergency or disaster situation, with the intention of minimising any adverse effect of such situation in relation to the Group or the Seller’s Group; or

(c)

any reasonable action by any Group Company necessary to mitigate any loss incurred or reasonably likely to be incurred by any Group Company as a result of a third-party breach or alleged breach of any contract or arrangement entered into by any Group Company;

provided that in each case of clauses (b) and (c), the Purchaser’s consent could not reasonably be obtained prior to the occurrence of any emergency or disaster situation or breach.

5.3	Other Seller’s Obligations Prior to Closing

Without prejudice to the generality of Clause 5.1, prior to Closing the Seller shall, and shall procure that the relevant Group Companies shall to the extent permitted by applicable laws (including anti-trust laws):

5.3.1

allow the Purchaser and its respective agents, upon reasonable notice, reasonable access to, and to take copies of, if applicable, the executive personnel, offices, properties, contracts, books, records and documents of or relating in whole or in part to the Group for the purpose of facilitating the Transaction, provided that such access shall not unreasonably interfere with the conduct of the business of the Group. The Purchaser acknowledges and agrees that all information it obtains as a result of access under this Clause 5.3 shall be subject to the Confidentiality Agreement;

5.3.2

provide such cooperation reasonably requested by the Purchaser in connection with the Purchaser arranging financing with respect to the Transaction (collectively, the “Financing”), including using reasonable endeavours to (a) furnish such financial, statistical and other pertinent information and projections and due diligence materials relating to any Group Company as may be reasonably requested by the Purchaser, (b) make appropriate officers and directors of the Group Companies available at reasonable times for a reasonable number of due diligence meetings and for participation in a reasonable number of meetings, presentations, road shows and sessions with rating agencies and prospective sources of Financing, (c) upon reasonable written request thereto, assist the Purchaser and its financing sources (the “Financing Sources”) with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda and prospectuses, proper or reasonably advisable in connection with the Financing, including customary authorization letters, (d) reasonably cooperate with the marketing efforts of the Purchaser and the Financing Sources for any Financing, (e) take reasonable corporate, limited liability company, partnership or other similar actions, subject to and only effective upon the occurrence of the Closing, as reasonably requested by the Purchaser and reasonably required in connection with the Financing, (f) obtain customary assistance from the Group Companies’ accounting firm(s) with respect to financial information customarily derived from the financial statements of the Group Companies as may reasonably be required in connection with the Financing and (g) provide and execute documents as may be reasonably requested by the Purchaser and reasonably acceptable to the Seller in connection with such Financing, including (1) delivering to the Purchaser at least three (3) Business Days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable and customary “know-your-customer” rules and regulations that has been reasonably requested in writing by the Financing Sources at least eight (8) Business Days prior to the Closing Date and (2) executing and delivering any customary pledge and security documents, other definitive financing documents, or other certificates (including customary insurance certificates), instruments or documents as may be reasonably requested by the Purchaser and reasonably required in connection with the Financing (provided, that neither the Seller nor any Group Company shall be required to enter into any agreement related to any Financing that is not effective as of or immediately prior to and conditioned on the occurrence of the Transaction (other than, for the avoidance of doubt, with respect to the authorization letters referenced in clause (c) above that are effective prior to the Closing Date));

5.3.3

(a) provide to the Purchaser (i) the audited financial statements of the Group Companies for the fiscal year ended 30 September 2018 as soon as reasonably practicable and in any event by 31 December 2018 or, if later, the Closing Date and (ii) the unaudited financial statements of the Group Companies for any subsequent fiscal quarter as soon as reasonably practicable and in any event by the date that is forty-five (45) days following the end of such fiscal quarter or, if later, the Closing Date and (b) provide such cooperation reasonably requested by the Purchaser in connection with the preparation of the audited financial statements of the Group Companies for the fiscal years ended 30 September 2016, 2017 and 2018, in the form required in accordance with the Purchaser’s filing requirements with the U.S. Securities and Exchange Commission in respect of the Transaction, including using reasonable endeavours to (i) furnish such financial and other pertinent information relating to any Group Company as may be reasonably requested by the Purchaser, (ii) make appropriate officers and directors of the Group Companies available at reasonable times for a reasonable number of meetings with appropriate auditor personnel and (iii) provide access to supporting and other financial diligence materials and appropriate personnel during normal business hours and on reasonable advance notice for such purpose; and

5.3.4

use commercially reasonable efforts to give all material notices to, and obtain all material consents from, those third parties as may be or become necessary in connection with the entry into, or performance of, this Agreement or any of the other Transaction Documents, or the consummation of the Transaction, in a form reasonably acceptable to the Purchaser and as may be reasonably requested by the Purchaser including, without limitation, any such consents, approvals and authorizations listed or referred to in the Disclosure Letter in relation to paragraph 26.2 of Schedule 5, and shall provide such cooperation reasonably requested by the Purchaser in connection with its efforts to give such notices to, and obtain such consents from, such third parties; and the Seller shall promptly provide the Purchaser with copies of all such notices given and consents obtained;

provided, however, that nothing in this Clause 5.3 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Seller’s Group or any Group Company (in the reasonable discretion of the Seller or Group Company (as applicable)) or require the Seller or any Group Company to agree to pay any fees, incur any costs, reimburse any expenses, or give any indemnities prior to Closing (except those fees, costs and expenses that (i) the Seller or Group Company (as applicable) is reimbursed for at or prior to the Effective Time by the Purchaser in full in a timely manner or (ii) are related to the preparation of the financial statements referred to in clause (a) of paragraph 5.3.3).

5.4	Repayment of Third Party Debt

5.4.1

All amounts drawn by the Group Companies under the OpCo Facilities Agreement including (a) accrued interest thereon, (b) any prepayment, make whole, commitment and other fees and costs then due and outstanding (including any make whole amount), (c) the provision of cash cover for any letters of credit and bank guarantees issued in connection with the OpCo Financing Agreements and (d) all other amounts then outstanding and due and payable for repayment under the OpCo Facilities Agreement on the Closing Date, including any break fees, costs or other charges, shall be referred to as the “OpCo Facilities Repayment Amount”.

5.4.2

No later than three (3) Business Days prior to the Closing Date, the Seller shall notify the Purchaser of (a) the OpCo Facilities Repayment Amount and (b) the bank accounts for the payment of the OpCo Facilities Repayment Amount on the Closing Date (the “OpCo Facilities Repayment Account”), in each case as notified by Global Loan Agency Services Limited as agent under the OpCo Facilities Agreement in accordance with the terms of the OpCo Financing Agreements (such notice, the “OpCo Facilities Repayment Notice”).

5.4.3

The Seller shall provide to the Purchaser an agreement or letter by the GLAS Trust Corporation Limited as security agent under the OpCo Facilities Agreement (and the other finance parties (as defined in the OpCo Facilities Agreement), if appropriate) to fully release and/or re-assign, discharge or cancel all of the security interests, assets, rights and liabilities under or in connection with the OpCo Facilities Agreement subject only to the payment of the OpCo Facilities Repayment Amount into the OpCo Facilities Repayment Account, in a form reasonably satisfactory to the Purchaser (the “OpCo Release Agreement”), and the Seller shall provide to the Purchaser the fully executed OpCo Release Agreement together with the OpCo Facilities Repayment Notice and any other documents necessary (and reasonably requested by the Purchaser not later than five (5) Business Days prior to Closing) to fully release and/or re-assign, discharge or cancel all of the security interests, assets, rights and liabilities under or in connection with the OpCo Facilities Agreement not later than three (3) Business Days prior to Closing.

5.5	No Solicitation

For a period beginning on the date of this Agreement and ending at the earlier of the Closing or the date this Agreement is terminated in accordance with its terms, neither the Seller, the Company, nor any other Group Company, and the Seller shall use its reasonable endeavours to procure that the respective officers, directors, employees, agents, representatives and subsidiaries of the foregoing persons, shall not take any action, directly or indirectly, to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person acting for or on behalf of a prospective purchaser (other than the Purchaser or its representatives) regarding the acquisition of all or any portion of the equity interests in or any material part of the assets of the Group, or any merger, consolidation or similar transaction involving any Group Company (excluding transactions to the extent permitted by this Agreement), other than product sales in the ordinary course of business consistent with past practice. The Seller hereby acknowledges that as of the date of this Agreement, neither it, the Company nor any other Group Company is engaged in ongoing discussions or negotiations with any person other than the Purchaser and its representatives with respect to any of the foregoing. The Seller will notify the Purchaser (in writing) as soon as reasonably practicable if any credible discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is required from a third party for the purpose of any of the foregoing.

5.6	Management Incentive Plan

The obligations of the Seller with respect to the Management Incentive Plan (as defined in Schedule 8) shall be governed by Schedule 8.

5.7	Compliance

For a period beginning on the date of this Agreement and ending at the earlier of the Closing or the date this Agreement is terminated in accordance with its terms, the Seller shall, and shall procure that the relevant Group Companies shall to the extent permitted by applicable laws, comply with all obligations of the Guarantor, as if the Seller was subject to such obligations mutatis mutandis, set forth in insurance policy number 37027P18AA obtained by the Guarantor in connection herewith, and promptly (and no more than two (2) Business Days after receipt) notify the Guarantor in writing of the receipt of any Audit or Assessment (as defined in such policy). In the event this Agreement is terminated for any reason (including, without limitation, pursuant to Clause 4.3.2), the Guarantor undertakes to immediately assign such policy to the Seller at no cost.

6	Closing

6.1	Date and Place

Closing shall take place at the London offices of the Seller’s Lawyers on the last day of the calendar month that falls at least three (3) Business Days following notification of the fulfilment or waiver of the Conditions, or at such other location, time or date as may be agreed between the Purchaser and the Seller in writing.

6.2	Closing Events

6.2.1

The Purchaser agrees and acknowledges that, notwithstanding any breach on the part of the Seller of any provision of this Agreement (whether as at or after the date of this Agreement but before Closing), it shall be obliged to proceed to Closing (and shall have no right to terminate or otherwise rescind this Agreement except in the case of fraud on the part of the Seller) but Closing shall not prejudice any accrued rights and/or obligations of any party.

6.2.2

On Closing, the parties shall comply with their respective obligations specified in Schedule 2 in relation to the Group Companies. The Seller may waive some or all of the obligations of the Purchaser as set out in Schedule 2 and the Purchaser may waive some or all of the obligations of the Seller as set out in Schedule 2.

6.3	Payment on Closing and initial allocation of the Purchase Price

6.3.1	On Closing the Purchaser shall pay (in accordance with Clause 13.6) an amount in cleared funds to the Seller which is equal to the sum of the following amounts less the Escrow Amount:

(a)	EUR 418,000,000;

plus

(b)	the Estimated Cash;

minus

(c)	the Estimated Third Party Indebtedness;

minus

(d)	the Estimated Shareholder Debt;

minus

(e)	the Estimated Net Transaction Expenses;

plus or minus

(f)	the Estimated Working Capital Adjustment;

minus

(g)	the Initial MIP Entitlement.

6.3.2	On Closing the Purchaser shall:

(a)	pay an amount in cash equal to the Escrow Amount into the Escrow Account;

(b)	(on behalf of the relevant Group Companies) pay or procure payment of the OpCo Facilities Repayment Amount;

(c)	(on behalf of the relevant Group Companies) pay or procure payment of all amounts as are necessary to repay the Shareholder Debt;

(d)

(on behalf of the relevant Group Companies) pay or procure payment of the Transaction Expenses to the payees thereof as specified in writing to the Purchaser at least three (3) Business Days prior to Closing; and

(e)	(on behalf of the Seller) pay an amount of the Initial MIP Entitlement to the respective MIP Employers as notified by the Seller.

6.4	Notifications to determine payments on Closing

6.4.1	Three (3) Business Days prior to Closing, the Seller shall notify the Purchaser in writing of:

(a)	the Estimated Cash;

(b)	the Estimated Shareholder Debt;

(c)	the Estimated Third Party Indebtedness;

(d)	the Estimated Net Transaction Expenses;

(e)	the Estimated Working Capital;

(f)	the Estimated Working Capital Adjustment; and

(g)	the Initial MIP Entitlement and the respective MIP Employers (including the respective MIP Participants as well as the account details of the MIP Employers).

6.5	Breach of Closing Obligations

6.5.1

If any party fails to comply with any material obligation in Clauses 6.2 and 6.3 and Schedule 2 in relation to Closing, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (subject to Clause 6.5.2, in addition to and without prejudice to all other rights or remedies available) by written notice to the Seller or the Purchaser, as the case may be:

(a)	to effect Closing so far as practicable having regard to the defaults which have occurred; or

(b)	to fix a new date for Closing (not being more than ten (10) Business Days after the agreed date for Closing) in which case:

(i)	the provisions of Schedule 2 shall apply to Closing as so deferred but provided such deferral may only occur once; and

(ii)

if the same party who originally failed to comply fails to comply with any material obligation in Clauses 6.2, 6.3 or Schedule 2 in relation to the deferred Closing, then the non-defaulting party shall be entitled to terminate this Agreement (other than the Surviving Clauses) without liability.

6.5.2

If the non-breaching party elects to effect Closing in accordance with Clause 6.5.1(a) or 6.5.1(b), the non-breaching party shall not be deemed to have waived any rights or remedies available to it under this Agreement in respect of such non-compliance with any material obligation in Clauses 6.2 and 6.3 and Schedule 2.

6.5.3	If this Agreement is terminated in accordance with Clause 6.5.1(b)(ii) all obligations in respect of Closing shall end, save in respect of rights and liabilities which have accrued before termination.

7	Post-Closing Adjustments

7.1	Closing Statements

The Purchaser shall procure that following Closing there shall be drawn up a draft of the Closing Statement (the “Draft Closing Statement”) in accordance with Part 1 of Schedule 3.

7.2	Determination of Closing Statement

7.2.1	The Draft Closing Statement as agreed or determined pursuant to paragraph 4 of Part 1 of Schedule 3:

(a)	shall constitute the Closing Statement for the purposes of this Agreement; and

(b)	shall be final and binding on the parties.

7.2.2	The Working Capital, Cash Balances, Third Party Indebtedness, Shareholder Debt and Net Transaction Expenses shall be taken from the Closing Statement.

7.3	Adjustments to Purchase Price

7.3.1	Cash Balances

In respect of Closing:

(a)	if the Cash Balances are less than the Estimated Cash, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(b)	if the Cash Balances are greater than the Estimated Cash, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.3.2	Third Party Indebtedness:

In respect of Closing:

(a)	if the Third Party Indebtedness is greater than the Estimated Third Party Indebtedness, the Seller shall repay to the Purchaser an amount equal to the excess; or

(b)	if the Third Party Indebtedness is less than the Estimated Third Party Indebtedness, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

7.3.3	Shareholder Debt

In respect of Closing:

(a)	if the Shareholder Debt is less than the Estimated Shareholder Debt, the Purchaser shall pay to the Seller an amount equal to the deficiency; or

(b)	if the Shareholder Debt is greater than the Estimated Shareholder Debt, the Seller shall repay to the Purchaser an additional amount equal to the excess.

7.3.4	Net Transaction Expenses

In respect of Closing:

(a)	if the Net Transaction Expenses are less than the Estimated Net Transaction Expenses, the Purchaser shall pay to the Seller an amount equal to the deficiency; or

(b)	if the Net Transaction Expenses are greater than the Estimated Net Transaction Expenses, the Seller shall repay to the Purchaser an additional amount equal to the excess.

7.3.5	Working Capital

In respect of Closing:

(a)	if the Working Capital is less than the Estimated Working Capital, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(b)	if the Working Capital exceeds the Estimated Working Capital, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.4	Payment and allocation of Purchase Price

7.4.1	Any payment pursuant to Clause 7.3, shall be made on or before the Final Payment Date.

7.4.2

The parties agree that, once the Closing Statement is agreed or determined pursuant to paragraph 4 of Part 1 of Schedule 3, the sums which the Purchaser and the Seller are respectively obliged to pay pursuant to Clause 7.3 shall be aggregated and netted off against each other. Whichever of the Seller or the Purchaser are then left with any payment obligation under Clause 7.3, shall make the applicable payment(s).

7.4.3

In respect of any payment due by the Seller under Clause 7.4.2, to the extent there are amounts credited to the Escrow Account, these shall first be paid to the Purchaser from the Escrow Account in accordance with the provisions of Schedule 4 and, to the extent there is a shortfall in the payment made from the Escrow Account, the amount of such shortfall shall be payable by the Seller to an account nominated by the Purchaser. For the avoidance of doubt, where no payment is due from the Seller to the Purchaser pursuant to Clause 7.4.2, or an amount remains standing to the credit of the Escrow Account after any payments required to be made under Clause 7.4.2 by the Seller to the Purchaser have been paid from the Escrow Account, all amounts remaining in the Escrow Account shall be paid to the Seller in accordance with the provisions of Schedule 4.

8	Post-Closing Obligations

8.1	Release of Guarantees etc.

The Purchaser shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of the Seller or any member of the Seller’s Group (other than a Group Company) from any securities, guarantees or indemnities given by or binding upon the Seller or any member of the Seller’s Group in connection with a liability of any of the Group Companies. Pending such release the Purchaser shall indemnify the Seller and any member of the Seller’s Group (on an after-Tax basis) against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Group Companies; provided, however, that nothing in this Clause 8.1 shall require the Purchaser to agree with respect to any such release to pay any fees, incur any costs or reimburse any expenses.

8.2	The Purchaser’s Continuing Obligations

8.2.1

The Purchaser shall, and shall procure that the relevant Group Companies shall, use reasonable endeavours to retain for a period of seven (7) years from Closing (or such longer period as may be required by law) the books, records and documents of the Group to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, if reasonably requested by the Seller, allow the Seller (or any person authorised by the Seller and reasonably approved by the Purchaser) reasonable access during normal business hours and upon reasonable advance notice to such books, records and documents (solely to the extent relevant to a period or part period or income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received) prior to Closing), including the right to take copies, at the Seller’s expense, (a) for the purposes of complying with any reporting or filing obligations relating to accounting, tax or regulatory matters in relation to the Seller’s Group or the Group Companies; and (b) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Group including any Claims.

8.2.2	The Purchaser shall process any personal data which is transferred to the Purchaser by the Seller in connection with the Transaction:

(a)	in accordance with Data Protection Legislation; and

(b)

for purposes compatible with the purposes for which it was processed on the Closing Date, save to the extent the Purchaser has obtained consent from the relevant individual to the new purpose or it is otherwise compliant with Data Protection Legislation.

8.3	Protection of Seller’s Group and Directors

8.3.1

For six (6) years from Closing, the Purchaser shall procure that each Group Company maintains in force such “run off” directors’ and officers’ liability insurance policies as will enable each Company Director to make claims arising out of a Pre-Closing Event under those policies on terms and conditions that are, in the aggregate, no less advantageous to the Company Director than the directors’ and officers’ liability insurance policies maintained by the Group Companies as at the date of this Agreement.

8.3.2

The Purchaser shall procure (and shall procure that each Group Company shall), from and after Closing and to the fullest extent permitted in accordance with applicable laws, waive, release and discharge the Seller, each member of the Seller’s Group and any of its directors, officers, employees or agents from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which any Group Company or the Purchaser or any member of the Purchaser’s Group has or may at any time have had against the Seller, each member of the Seller’s Group or any of its directors, officers, employees or agents except in the case of fraud. Nothing in this Clause 8.3.2 shall limit the liability of the Seller set out in this Agreement or any of the other Transaction Documents or the ability of the Purchaser to bring any claim against any adviser to the Seller or a Group Company, to the extent such adviser has prepared a report or other documentation for the specific benefit of the Purchaser or a Group Company in connection with the Transaction (subject always to the terms of the relevant reliance letter entered into between the Purchaser and the relevant adviser and/or terms of engagement of the relevant adviser).

8.3.3

The provisions of Clause 8.3 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any member of Seller’s Group or any Company Director may have at law, by contract or otherwise.

8.4	Waiver

Save in the case of fraud, the Seller hereby waives, releases and discharges and shall use reasonable endeavours to procure that any of its Affiliates and of any of its and its Affiliates’ respective directors, officers and employees waives, releases and discharges, to the fullest extent permitted in accordance with applicable law, any rights, claims, demands, proceedings, causes of action, orders, obligations and liabilities that it or they have or may at any time have or have had against any Group Company, the Guarantor, the Purchaser, any of their respective Affiliates or any of their or their Affiliates’ respective directors, officers, employees or agents arising out of any Pre-Closing Event, except as set out in or contemplated by this Agreement or any of the other Transaction Documents.

9	Warranties

9.1	Seller’s Warranties

9.1.1	The Seller warrants to the Purchaser that each of the Warranties is as at the date of this Agreement true and accurate.

9.1.2

The Seller further warrants to the Purchaser that each of the Warranties will be true and accurate at Closing as if they had been repeated at Closing and on the basis that any express or implied reference in any such Warranty to the date of this Agreement shall be considered a reference to the Closing Date; provided that the Seller may, prior to the Closing Date, give notice to the Purchaser of any matter, fact, event or circumstance which has arisen or become known after the date of signing this Agreement and which would otherwise qualify the Warranties given as at the Closing Date without prejudice to the ability of the Purchaser to make a Warranty Claim.

9.1.3	The liability of the Seller under the Warranties and any other provision of this Agreement shall be subject to the limitations and other provisions set out in Schedule 6 or Schedule 7, as applicable.

9.1.4

Save in the case of fraud by the Seller in the making thereof and except in relation to the Fundamental Warranties, the Purchaser’s sole recourse in respect of any Warranty Claim is against the W&I Insurance Policy. If there is any conflict or other inconsistency between this Clause 9.1.4 and any other provision of this Agreement or any other Transaction Document, this Clause 9.1.4 prevails.

9.1.5	The W&I Insurance Policy shall expressly provide that the insurer shall have no rights via subrogation against the Seller, save in respect of the Seller’s fraud in the making of the Warranties.

9.1.6	The Purchaser acknowledges and confirms for the benefit of the Seller, its Affiliates and each of the foregoing person’s advisors that:

(a)

except for the Warranties, (i) neither the Seller nor any of its Affiliates nor any other person (whether or not a party to this Agreement and whether or not authorized by the Seller or any its Affiliates) make, or have made, any representations and/or warranties, express or implied, at law and/or in equity, relating to the Shares, itself, any Group Company and/or any of their respective businesses, assets, liabilities, operations, including with respect to merchantability and/or fitness for any particular purpose and/or otherwise in connection with the Transaction and/or the other transactions contemplated by this Agreement, (ii) the Purchaser is not relying on, nor has it been induced to enter into this Agreement, by any such representations and/or warranties, and (iii) any such representations and/or warranties are hereby expressly disclaimed;

(b)

there is no assurance that any estimates, projections, predictions or forecasts contained in any memoranda, presentations and/or any other materials and/or information provided and/or addressed to Purchaser, will be achieved, and, for the avoidance of doubt, neither the Purchaser nor any member of Purchaser’s Group shall be entitled to, and the Purchaser undertakes not to, and undertakes to procure that no member of Purchaser’s Group shall, bring any claim and/or action in connection with any such estimated, projected, predicted or forecasted information; and

(c)	nothing in this Clause 9.1.6 shall impact any rights of the Purchaser in respect of the Seller’s fraud.

9.1.7

Any inaccuracy in or breach of any Warranty shall be determined without regard to any materiality or other qualification contained in or otherwise applicable to such Warranty for purposes of determining the scope or amount of any Losses, and for purposes of determining the existence of any breach or inaccuracy of such Warranty, provided that the provisions of this Clause 9.1.7 shall not enable the Purchaser to make a claim against the Seller in respect of fraud which it would not otherwise have been entitled to claim under this Agreement.

9.2	The Purchaser’s and the Guarantor’s Warranties

9.2.1

Each of the Purchaser and the Guarantor hereby warrants in respect of itself only to the Seller that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

(a)	It is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

(b)	It has the legal right and full power and authority to enter into and perform this Agreement and the other Transaction Documents to be executed by it.

(c)	The documents referred to in Clause 9.2.1(b) will, when executed, constitute valid and binding obligations on each of the Purchaser and the Guarantor in accordance with their respective terms.

(d)	It has taken all corporate action required by it to authorise it to enter into and to perform this Agreement and the other Transaction Documents to be executed by it.

(e)

Neither it nor any member of the Purchaser’s Group is subject to any order, judgment, direction or, to its knowledge, investigation or other proceedings by any Governmental Entity which will, or is reasonably likely to, prevent or delay the fulfilment of any of the Conditions.

(f)

At the Closing, it will have immediately available the necessary cash resources and committed financing to meet its obligations under the Transaction Documents and its obligations hereunder are not subject to any conditions regarding its or any other person’s ability to obtain financing for the consummation of the Transaction and the other transactions contemplated by this Agreement.

(g)	It is not insolvent or unable to pay its debts as they fall due.

(h)

There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any member of the Purchaser’s Group or Guarantor’s Group (as applicable) which may adversely affect the ability of the Purchaser or Guarantor (as applicable) to comply with the Transaction Documents and no events have occurred which, under applicable laws, would justify such proceedings.

(i)

No steps have been taken to enforce any security over any assets of any member of the Purchaser’s Group or Guarantor’s Group (as applicable) which may adversely affect the ability of the Purchaser or Guarantor (as applicable) to comply with the Transaction Documents.

10	Restrictions on the Seller

The Seller undertakes with the Purchaser that it shall not, and it shall procure that each member of the Seller’s Group and each director and officer of any member of the Seller’s Group will not, during the Restricted Period, employ or directly or indirectly induce or seek to induce any present Restricted Employee to become employed by any member of the Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to the public generally not targeted in any way at a Restricted Employee shall not constitute a breach of this Clause 10.

11	Guarantee

11.1	The Guarantor’s Guarantee

11.1.1

The Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance and observance by the Purchaser of the Purchaser’s obligations under this Agreement (including, without limitation, to pay the Purchase Price or any portion thereof (including under Clause 7.4)) (the “Purchaser’s Guaranteed Obligations”) and agrees, as an independent and primary obligation, to indemnify the Seller on demand against all Losses which the Seller suffers in connection with any of the Purchaser’s Guaranteed Obligations being or becoming unenforceable, invalid or illegal.

11.1.2

If and whenever the Purchaser defaults for any reason whatsoever in the performance of the Purchaser’s Guaranteed Obligations, the Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Purchaser’s Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Seller as they would have received if the Purchaser’s Guaranteed Obligations had been duly performed and satisfied by the Purchaser.

11.1.3

This guarantee is to be a continuing guarantee and accordingly is to remain in force until all Purchaser’s Guaranteed Obligations shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Seller may now or hereafter have or hold for the performance and observance of the Purchaser’s Guaranteed Obligations.

11.1.4

As a separate and independent obligation, the Guarantor agrees that any of the Purchaser’s Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Purchaser by reason of any legal limitation, disability or incapacity on or of the Purchaser or the dissolution, amalgamation or reconstruction of the Purchaser shall nevertheless be enforceable against and recoverable from the Guarantor as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Guarantor on demand.

11.1.5	The liability of the Guarantor under this Clause 11.1 shall not be affected, impaired, reduced or released by:

(a)	any variation of the Purchaser’s Guaranteed Obligations;

(b)	any forbearance, neglect or delay in seeking performance of the Purchaser’s Guaranteed Obligations or any granting of time for such performance;

(c)	any insolvency or similar proceedings; or

(d)

any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defence to a guarantor (except for any defence available to the Purchaser).

12	Confidentiality

12.1	Announcements

12.1.1

No announcement, communication or circular concerning the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or the Purchaser’s Group without the prior written approval of the Seller and the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). This shall not affect any announcement, communication or circular required by law or any Governmental Entity or the rules of any stock exchange on which the shares of any party (or its holding company) are listed but the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) or other public filing shall consult with the other party (or shall procure that its holding company consults with the other party) (including as regards the wording of such announcement, communications or circular) insofar as is reasonably practicable and legally permissible before complying with such an obligation.

12.1.2

Prior to making any written or oral communications to the Group Company Employees pertaining to changes to compensation or benefit matters that are to be implemented as a result of the Transaction, the Seller shall provide the Purchaser with a copy of the intended communication, the Purchaser shall have a reasonable period of time to review and comment on the communication, and the Seller shall consider any such comments in good faith.

12.2	Confidentiality

12.2.1	The Confidentiality Agreement shall cease to have any force or effect from Closing.

12.2.2

Subject to Clauses 12.1 and 12.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the existence and provisions of this Agreement and of any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (and any such other agreement);

(c)

(in the case of the Seller) any information relating to the Group Companies following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; or

(d)

(in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group (which shall, in respect of such disclosure or use in the period until Closing only, include the Group Companies).

12.2.3	Clause 12.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(a)

the disclosure or use is required by law, any Governmental Entity or any stock exchange on which the shares of any party (or its holding company) are listed (including where this is required as part of its financial reporting requirements and any actual or potential offering, placing and/or sale of securities of any member of the Seller’s Group or the Purchaser’s Group) or in connection with the Purchaser Group’s financing activities in respect of the Transaction (including disclosure to any of the Purchaser Group’s potential financing sources and/or rating agencies in respect of the Transaction) on a strictly confidential basis;

(b)	the disclosure or use is required to vest the full benefit of this Agreement in any party;

(c)

the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or to enable a determination to be made by the Reporting Accountants under this Agreement;

(d)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(e)	the disclosure is made to a party to whom assignment is permitted under Clause 13.3.2 or Clause 13.3.3 on terms that such assignee undertakes to comply with the provisions of Clause 12.2.2;

(f)

disclosed on a strictly confidential basis to any member of the Purchaser’s Group or the Seller’s Group or any employee, director, officer and professional advisers, provided any such person undertakes to comply with the provisions of Clause 12.2.2 in respect of such information as if it were a party to this Agreement;

(g)

disclosed on a strictly confidential basis by the Seller to its direct or indirect shareholders and their respective shareholders, partners, managers, investors, limited partners, potential investors, potential investors in any connected fund, employees, professional advisers and auditors, provided any such person undertakes to comply with the provisions of Clause 12.2.2 in respect of such information as if it were a party to this Agreement;

(h)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(i)	the other party has given prior written approval to the disclosure or use; or

(j)	the information is independently developed after Closing;

provided that prior to disclosure or use of any information pursuant to Clause 12.2.3(a), (b) or (c), the party concerned shall, where not prohibited by law, consult with the other parties insofar as is reasonably practicable.

13	Other Provisions

13.1	Further Assurances

Each of the parties shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as any party may reasonably require to transfer the Shares to the Purchaser and to give any party the full benefit of this Agreement.

13.2	Whole Agreement

13.2.1

The Transaction Documents contain the whole agreement between the parties relating to the sale and purchase of the Shares at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the parties in relation to the sale and purchase of the Group.

13.2.2	The Purchaser acknowledges that:

(a)	in entering into the Transaction Documents, it is not relying on any representation, warranty or undertaking not expressly incorporated into them;

(b)

the Seller makes no representation or warranty with respect to any projections, estimates or budgets of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Group Companies or future business and operations of the Group Companies; and

(c)	the Warranties are the only warranties given by the Seller and are not representations and no representations are given by the Seller.

13.2.3

Each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with the Transaction Documents shall be for breach of the terms of the Transaction Documents and each of the parties waives all other rights and remedies (including rights and remedies in tort to claim damages or to rescind or terminate the Transaction Documents, or arising under statute) in relation to any such representation, warranty or undertaking.

13.2.4	Nothing in this Clause 13.2 excludes or limits any liability for fraud.

13.3	No Assignment

13.3.1

Except as permitted by Clauses 13.3.2, 13.3.3 or as otherwise expressly provided by this Agreement, no party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

13.3.2

The Purchaser may, without the consent of the Seller, assign to the Guarantor or any direct or indirect subsidiary thereof the benefit of the whole or any part of this Agreement provided that (a) if the assignee ceases to be a subsidiary of the Guarantor, it shall before ceasing to be so assign the benefit, so far as assigned to it, back to the Purchaser or Guarantor or assign the benefit to another subsidiary of the Purchaser or Guarantor; (b) the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the Purchaser would have been entitled; and (c) such assignment shall not increase the obligations or liabilities (including, for the avoidance of doubt, any liability for Tax) of the Seller under any Transaction Document.

13.3.3

The Seller may, without the consent of the other parties, assign to a subsidiary or holding company of the Seller the benefit of the whole or any part of this Agreement provided that (a) if the assignee ceases to be a subsidiary or holding company of the Seller, it shall before ceasing to be so assign the benefit, so far as assigned to it, back to the Seller or assign the benefit to another subsidiary or holding company of the Seller; (b) the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the Seller would have been entitled; and (c) such assignment shall not increase the obligations or liabilities (including, for the avoidance of doubt, any liability for Tax) of the Purchaser under any Transaction Document.

13.4	Third Party Rights

13.4.1

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in Clause 13.4.2.

13.4.2

The third parties referred to in Clause 8.3 may directly enforce only those Clauses in which they are referred to. The Financing Source Parties are intended third-party beneficiaries of, and may enforce, Clauses 13.4, 13.15.3 and 13.17. For the avoidance of doubt, this Agreement may be terminated and any term may be amended or waived without the consent of the persons referred to in this Clause 13.4.2; provided that, notwithstanding anything to the contrary contained in this Agreement, Clauses 13.4, 13.15.3 and 13.17 may not be amended or modified in whole or in part in a manner adverse to a Financing Source Party without the written consent of that Financing Source.

13.5	Variation

No variation of this Agreement shall be effective unless in writing (or, to the extent required, in notarised form) and signed by or on behalf of each of the parties.

13.6	Method of Payment and set off

13.6.1

Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed).

13.6.2

Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

13.6.3

Payment of a sum in accordance with this Clause 13.6 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment.

13.7	Termination

13.7.1	If this Agreement is terminated pursuant to Clause 4.3.2 or 6.5.1(b)(ii) the parties shall have no further obligations under this Agreement, except:

(a)	that the Surviving Provisions shall survive termination; and

(b)

that termination shall be without prejudice to any rights, liabilities or obligations that have accrued prior to termination, or to any other rights or remedies available under this Agreement with respect to any wilful breach or default of any covenant or agreement contained in this Agreement arising prior to termination.

13.7.2	Save for the termination provisions set out in Clauses 4.3.2 and 6.5.1(b)(ii), no party is entitled to terminate or rescind this Agreement.

13.8	Costs

13.8.1	The Seller shall bear all costs incurred by it in connection with the preparation and negotiation of, and the entry into, the Transaction Documents and the sale of the Group including all costs associated with the payment of the Transaction Expenses and the repayment of the Third Party Indebtedness and Shareholder Debt.

13.8.2	The Purchaser shall bear all such costs incurred by it in connection with the preparation and negotiation of, and the entry into, the Transaction Documents and the purchase of the Group.

13.9	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes, and duties or equivalents are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all such fees, taxes, and duties or equivalents including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment.

13.10	VAT

13.10.1

Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any Irrecoverable VAT thereon.

13.10.2

It is the common understanding of the parties that the sale of the Shares is not subject to VAT. The Seller undertakes not to exercise any option under applicable VAT law to subject any services or supplies under or pursuant to this Agreement to VAT. The parties undertake to co-operate reasonably to ensure that any service or supply under or pursuant to this Agreement will not be subject to VAT or reduce any VAT assessed.

13.10.3

If contrary to the above understanding any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then: (a) the recipient shall provide to the payor a valid VAT invoice; and (b) except where the reverse charge procedure applies (and subject to the provision of a valid VAT invoice in accordance with (a)), in addition to that payment the payor shall pay to the recipient any VAT due.

13.11	Interest

If any party defaults in the payment when due of any sum payable under this Agreement the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 4 per cent above EUR LIBOR. Such interest shall accrue from day to day.

13.12	Grossing-up

13.12.1	All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings for or on account of Tax (“Tax Deduction”), save only as may be required by law.

13.12.2

Subject to clause 13.12.3, if a Tax Deduction is required by law to be made by a party in respect of a payment to another party, the amount of the payment due from that party will be increased to an amount which (after making the required Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax

Deduction had been required, provided that this clause 13.12.2 shall not apply to any sum payable by the Purchaser in respect of the Purchase Price.

13.12.3

If a Tax Deduction is required by law to be made by the Purchaser from the Purchase Price or any part thereof as a result of the Tax residency of the Purchaser (excluding a Purchaser Tax resident in Germany), the amount of the payment in respect of the Purchase Price or any part thereof will be increased to an amount which (after making the required Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

13.12.4

Where any payment is made pursuant to a warranty, indemnity or covenant under this Agreement and that sum is subject to Tax in the hands of the recipient, the sum payable shall be increased to such sum as will ensure that after payment of such Tax the recipient shall be left with a sum equal to the sum that it would have received in the absence of such charge to Tax. For the avoidance of doubt, this paragraph shall not apply with respect to the payment of the Purchase Price or the OpCo Facilities Repayment Amount or any other payment made by the Purchaser or a Group Company pursuant to Clauses 6.3.2 or 7 or with respect to any MIP Entitlement.

13.12.5

The Purchaser shall consult with the Seller in good faith on its determination of whether it has any legal obligation to withhold or deduct any amounts from the Purchase Price in respect of Taxes imposed by the People’s Republic of China (“PRC”) and have reasonable regard to the submissions made by the Seller in respect of such Taxes.

13.12.6

The Seller shall be entitled to, subject to the Purchaser’s approval of the Submission Documents (not to be unreasonably withheld or delayed), make the Submission to the Taxation Authority in the PRC responsible for the imposition of China Corporate Income Tax on indirect transfers of shares in PRC-incorporated entities under the Public Notice [2015] No. 7 issued by the State Administration of Taxation in the PRC (“PN7”), as mutually agreed between the parties to be the bureau that the Submission will be made to (the “PRC PN7 Taxation Bureau”). In the event the PRC PN7 Taxation Bureau finally determines and assesses the Transaction as taxable in accordance with PN7, the Seller shall prepare (or shall procure that the relevant Group Company prepares) the relevant Tax Filings, shall provide the Purchaser with a draft of the Tax Filings for the Purchaser’s approval (not to be unreasonably withheld or delayed) and pay the applicable Tax assessed by the Tax Authority in accordance with and within the time period prescribed by applicable Tax laws and instructions from the relevant PRC PN7 Taxation Bureau. The Seller shall provide the Purchaser with copies of any correspondence with the PRC PN7 Taxation Bureau. For the purposes of this Clause 13.12.6, “Submission” means the submission of the Submission Documents, “Submission Documents” means the documents to be submitted to the PRC PN7 Taxation Bureau in relation to the transactions contemplated herein as part of the PN7 reporting regime and “Tax Filings” shall mean such filings for PN7 to be made with the PRC PN7 Taxation Bureau under applicable laws. To the extent the Purchaser is not finally relieved from the obligation to make any withholding or deduction in respect of China Corporate Income Tax at least (3) Business Days prior to Closing, nothing in this Clause 13.12.6 shall restrict the Purchaser’s right to pay the amount of such withholding or deduction from the Purchase Price, acting reasonably, to an escrow account to be released within (5) Business Days after assessment of the PN 7 withholding respectively as to the non-taxability of the transaction.

13.13	Notices

13.13.1	Subject to Clause 13.13.6, any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(a)	in writing in English; and

(b)	delivered by hand, e-mail, recorded delivery or by courier using an internationally recognised courier company.

13.13.2	A Notice to the Seller shall be sent to such party at the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

c/o Outdoor Holdings GP S.A.

6 rue Eugène Ruppert

L-2453 Luxembourg

Grand Duchy of Luxembourg

E-mail:       lu-outdoorholdings@intertrustgroup.com

Attention: Board of Directors

with a copy (which shall not constitute notice) to Kirkland & Ellis International LLP, 30 St Mary Axe, London EC3A 8AF, United Kingdom, marked for the attention of Carl Bradshaw (carl.bradshaw@kirkland.com).

13.13.3	A Notice to the Purchaser or the Guarantor shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

c/o Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

United States of America

E-mail:      BrianL@callawaygolf.com

Attention: Brian P. Lynch

with a copy (which shall not constitute notice) to Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, United States of America, marked for the attention of Craig M. Garner (craig.garner@lw.com).

13.13.4	Subject to Clause 13.13.5, a Notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time recorded by the delivery company, in the case of recorded delivery;

(b)	at the time of delivery, if delivered by hand or courier; and

(c)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.

13.13.5

A Notice that is deemed by Clause 13.13.4 to be received after 5.00 p.m. on any day, or on a Saturday, Sunday or public holiday in the place of receipt, shall be deemed to be received at 9.00 a.m. on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

13.13.6

For the purposes of this Clause 13.13, all references to time are to local time in the place of receipt. For the purposes of Notices by e-mail, the place of receipt is the place in which the party to whom the Notice is sent has its postal address for the purpose of this Agreement.

13.13.7

E-mail is not permitted for any Notice which (a) terminates, gives notice to terminate or purports to terminate this Agreement; or (b) notifies or purports to notify an actual or potential claim for breach of or under this Agreement.

13.14	Invalidity

13.14.1

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

13.14.2

To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 13.14.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 13.14.1, not be affected.

13.15	Governing Law and Submission to Jurisdiction

13.15.1

This Agreement and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Agreement) shall be governed by and construed in accordance with the laws of England and Wales.

13.15.2

Each of the parties irrevocably agrees that the courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

13.15.3

Notwithstanding anything herein to the contrary, each of the parties hereto (on behalf of itself and its Affiliates and, in the case of the Seller, the Group Companies and their Affiliates) agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source Party that is in any way related to this Agreement, the Transaction or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing, shall be governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything herein to the contrary, each of the parties hereto (on behalf of itself and its Affiliates and, in the case of the Seller, the Group Companies and their Affiliates) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated hereby, including, without limitation, any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and the appellate courts thereof), and that the provisions of this Clause 13.15.3 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR IN ANY WAY RELATING TO THE FINANCING, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.16	Appointment of Process Agent

13.16.1

The Purchaser hereby irrevocably appoints Callaway Golf Europe Ltd. of Unit 27 Barwell Business Park, Leatherhead Road, Chessington KT9 2NY, United Kingdom as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

13.16.2	The Purchaser shall inform the Seller in writing of any change of address of such process agent within fourteen (14) days of such change.

13.16.3

If such process agent ceases to be able to act as such or to have an address in the United Kingdom, the Purchaser irrevocably agrees to appoint a new process agent in England reasonably acceptable to the Seller and to deliver to the Seller within fourteen (14) days a copy of a written acceptance of appointment by the process agent.

13.16.4

The Guarantor hereby irrevocably appoints Callaway Golf Europe Ltd. of Unit 27 Barwell Business Park, Leatherhead Road, Chessington KT9 2NY, United Kingdom as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Guarantor.

13.16.5	The Guarantor shall inform the Seller in writing of any change of address of such process agent within fourteen (14) days of such change.

13.16.6

If such process agent ceases to be able to act as such or to have an address in the United Kingdom, the Guarantor irrevocably agrees to appoint a new process agent in England reasonably acceptable to the Seller and to deliver to the Seller within fourteen (14) days a copy of a written acceptance of appointment by the process agent.

13.16.7

The Seller hereby irrevocably appoints Intertrust (UK) Limited of 35 Great St Helen’s, London EC3A 6AP, United Kingdom as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

13.16.8	The Seller shall inform the Purchaser in writing of any change of address of such process agent within fourteen (14) days of such change.

13.16.9

If such process agent ceases to be able to act as such or to have an address in the United Kingdom, the Seller irrevocably agrees to appoint a new process agent in England reasonably acceptable to the Purchaser and to deliver to the Purchaser within fourteen (14) days a copy of a written acceptance of appointment by the process agent.

13.16.10	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

13.17	Limitation on Liability: Waiver of Claims.

Notwithstanding anything to the contrary contained herein, the Seller (on behalf of itself and the Group Companies and their respective Affiliates) hereby waives any rights or claims against any Financing Source Party in connection with this Agreement, the Financing, the definitive financing agreements or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Seller (on behalf of itself and the Group Companies and their respective Affiliates) agrees not to commence any action or proceeding against any Financing Source Party in connection with this Agreement, the Financing, the definitive financing agreements or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by the Seller (on behalf of itself and the Group Companies and their respective Affiliates) in connection with this Agreement, the Financing, the definitive financing agreements or in respect of any other document or theory of law or equity against any Financing Source Party to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source Party shall have any liability for any claims or damages to the Seller or any Group Company or their respective Affiliates in connection with this Agreement, the Financing, the definitive financing agreements or the transactions contemplated hereby or thereby.

This Agreement has been entered into on the date stated at the beginning.

Schedule 1

Details of the Group

Part 1

The Company

1.	Particulars of the Company

Name of Company:	JW Stargazer Holding GmbH

Registered Number:	HRB 21928 (AG Wiesbaden)

Registered/Principal Office:	Idstein

Date and place of incorporation:	November 11, 2004, Bad Vilbel (Germany)

Issued share capital:	EUR 4,666,500

Shareholders and shares held:	PAW Luxco III Sarl (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Melody Harris-Jensbach (CEO), Markus Bötsch (CSO), Jörg Wahlers (COO/CFO)

Part 2

The Subsidiaries

2.	Particulars of the Subsidiaries

Name of Company:	SKYRAGER GmbH

Registered Number:	HRB 19424 (AG Wiesbaden)

Registered/Principal Office:	Idstein

Date and place of incorporation:	June 17, 2002, Frankfurt/Main (Germany)

Issued share capital:	EUR 25,000

Shareholders and shares held:	JW STARGAZER Holding GmbH (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Melody Harris-Jensbach (CEO), Markus Bötsch (CSO), Jörg Wahlers (COO/CFO)

Advisory Board:	Richard Cotter, Edgar Rosenberger and Michael Thomas

Name of Company:	JACK WOLFSKIN Ausrüstung für Draussen GmbH & Co. KGaA

Registered Number:	HRB 19421 (AG Wiesbaden)

Registered/Principal Office:	Idstein

Date and place of incorporation:	September 7, 1991, Frankfurt/Main (Germany)

Issued share capital:	50,000

Shareholders and shares held:	SKYRAGER GmbH (100% )

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	SKYRAGER GmbH (General Partner)

Supervisory Board:	Edgar Rosenberger, Günter Ketterle and Melanie Kuntnawitz

Name of Company:	JACK WOLFSKIN RETAIL GmbH

Registered Number:	HRB 24710 (AG Wiesbaden)

Registered/Principal Office:	Idstein

Date and place of incorporation:	November 13, 2007 Bad Vilbel (Germany)

Issued share capital:	EUR 25,000

Shareholders and shares held:	JACK WOLFSKIN Ausrüstung für Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Melody Harris-Jensbach (CEO), Markus Bötsch (CSO), Jörg Wahlers (COO/CFO)

Name of Company:	Jack Wolfskin Trading (Shanghai) Co. Ltd.

Registered Number:	91310115321709870W

Registered/Principal Office:	Shanghai

Date and place of incorporation:	December 29, 2014, Shanghai (People’s Republic China) Shanghai

Issued share capital:	USD 5 million

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	Melody Harris-Jensbach, Karen Yi Fen Chang, Jörg Wahlers

Secretary:	n/a

Managing Director/Chief Executive Officer:	Karen Yi Fen Chang

Name of Company:	Jack Wolfskin RUS OOO

Registered Number:	1137847254269

Registered/Principal Office:	St. Petersburg

Date and place of incorporation:	June 13, 2013 (St. Petersburg)

Issued share capital:	RUB 3,424,200.00

Shareholders and shares held:	Jack Wolfskin Retail GmbH (99%) Jack Wolfskin Ausrüstung fuer Draussen GmbH & Co. KGaA (1%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Sergey Titarenko

Name of Company:	Jack Wolfskin UK Limited

Registered Number:	07163871

Registered/Principal Office:	London

Date and place of incorporation:	February 22, 2010 London England/Wales

Issued share capital:	GBP 50,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Jörg Wahlers Markus Bötsch

Name of Company:	Jack Wolfskin Italia Srl

Registered Number:	BZ-192910 (Bozen)

Registered/Principal Office:	Bozen

Date and place of incorporation:	29 April 2009

Issued share capital:	EUR 50,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Jörg Wahlers Markus Bötsch

Name of Company:	Jack Wolfskin Belgium BVBA

Registered Number:	0810.394.121

Registered/Principal Office:	Wommelgem

Date and place of incorporation:	March 11, 2009 (Brugge)

Issued share capital:	EUR 520,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (99.9%) SKYRAGER GmbH (0.10%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers

Name of Company:	Jack Wolfskin Netherlands BV

Registered Number:	KvK61690848

Registered/Principal Office:	Roermond

Date and place of incorporation:	October 16, 2014 Roermond

Issued share capital:	EUR 25,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers

Name of Company:	Jack Wolfskin Schweiz GmbH

Registered Number:	CH-109.441.859 (Zurich)

Registered/Principal Office:	Opfikon

Date and place of incorporation:	19 December 2001, Opfikon

Issued share capital:	CHF 20,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers Beat Vogt

Name of Company:	Outdoor Trading AG

Registered Number:	CH-107.411.511 (Zurich)

Registered/Principal Office:	Opfikon

Date and place of incorporation:	June 16, 1992 (Zurich)

Issued share capital:	CHF 100,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Draussen GmbH & Co. KGaA (100%)

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Jörg Wahlers Markus Bötsch Kurt Tenger

Name of Company:	Jack Wolfskin Austria GmbH

Registered Number:	FN402033a (Salzburg)

Registered/Principal Office:	Salzburg

Date and place of incorporation:	August 14, 2013 Salzburg

Issued share capital:	EUR 35,000

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Drausen GmbH & Co. KGaA (100%).

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers

Name of Company:	Jack Wolfskin France Retail Sarl

Registered Number:	2010B1479 (Strasbourg)

Registered/Principal Office:	Strasbourg

Date and place of incorporation:	June 8, 2010 Strasbourg

Issued share capital:	EUR 50,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Drausen GmbH & Co. KGaA (100%).

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers

Name of Company:	Jack Wolfskin France Distribution SAS

Registered Number:	2011B1034 (Strasbourg)

Registered/Principal Office:	Strasbourg

Date and place of incorporation:	April 11, 2011 Strasbourg

Issued share capital:	EUR 10,000.00

Shareholders and shares held:	Jack Wolfskin Ausruestung fuer Drausen GmbH & Co. KGaA (100%).

Directors:	n/a

Secretary:	n/a

Managing Director/Chief Executive Officer:	Markus Bötsch Jörg Wahlers

Schedule 2

Closing Obligations

1.	General Obligations

1.1	The Seller’s Obligations

On Closing, the Seller shall deliver or make available to the Purchaser the following:

1.1.1	the Escrow Account Agreement duly executed by the Seller;

1.1.2	the Transaction Documents to which it is a party, duly executed by it; and

1.1.3

a share transfer agreement, notarised by a German notary public, on the transfer of title to the Shares from the Seller to the Purchaser, a draft of which is attached hereto, duly executed by the Seller on or prior to the Closing Date.

1.2	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller:

1.2.1	evidence of the due fulfilment of the Conditions;

1.2.2	the Transaction Documents to which it is a party, duly executed by it;

1.2.3	the Escrow Account Agreement duly executed by the Purchaser;

1.2.4

a share transfer agreement, notarised by a German notary public, on the transfer of title to the Shares from the Seller to the Purchaser, a draft of which is attached hereto, duly executed by the Purchaser on or prior to the Closing Date; and

1.2.5	evidence of compliance with all its obligations under Clause 6.3.1 and 6.3.2.

2.	Further Obligations

2.1	The Seller shall deliver or make available to the Purchaser the following, insofar as they relate to the Group Companies subject of the Closing:

2.1.1

the written resignations in the Agreed Terms (and legalised by a notary where required) of Richard Cotter, Michael Thomas, Edgar Rosenberger and Günter Ketterle from the office or position specified in Part 1 of Schedule 1 or any other Group Company advisory or supervisory board position, to take effect on Closing;

2.1.2	any releases which the parties have obtained under Clause 8.1;

2.1.3	evidence as to:

(a)

the acceptance by shareholders and / or the directors of each of the relevant Group Companies of the resignations referred to in paragraph 2.1.1, and the granting of discharge to each of such resigning directors for the management conducted by them, and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the constitutional documents of the Group Company concerned) as the Purchaser may nominate as directors and (if relevant) secretary;

where such acceptance or approval is required by law or under the constitutional documents of the Group Company concerned.

Schedule 3

Post Closing Adjustments

Part 1

Closing Statement

1.	Form and Content of Closing Statement

1.1	The Closing Statement shall be drawn up in the form set out in Part 2 of this Schedule 3.

2.	Accounting Policies

2.1	The Closing Statement shall be drawn up at the Effective Time in accordance with the following, in the following order of priority:

2.1.1	the specific accounting principles, policies, procedures, practices and estimation techniques set out in sub-paragraphs 1 to 24 of paragraph 3 below (the “Specific Accounting Policies”);

2.1.2

subject to paragraph 2.1.1, the accounting principles, policies, procedures, practices and estimation techniques actually adopted in the Management Accounts and Accounts, but only to the extent in accordance with IFRS (as at the Accounts Date); and

2.1.3	subject to paragraphs 2.1.1 and 2.1.2, IFRS as at the Management Accounts Date.

2.2	For the avoidance of doubt, paragraph 2.1.1 shall take precedence over paragraphs 2.1.2 and 2.1.3, and paragraph 2.1.2 shall take precedence over paragraph 2.1.3.

3.	Specific Accounting Policies

The following Specific Accounting Policies shall apply in the preparation of the Closing Statement:

[Intentionally Omitted]

4.	Preparation

4.1	No later than seventy-five (75) days following Closing the Purchaser shall deliver to the Seller the Draft Closing Statement setting out each component of the Closing Statement.

4.2

In order to enable the Purchaser to prepare and agree the Draft Closing Statement, the Seller shall keep up-to-date and, subject to reasonable notice, make available to the Purchaser, the Purchaser’s representatives and to the Purchaser’s accountants all books and records relating to the Group during normal office hours and co-operate with them with regard to the preparation, review and agreement or determination of the Draft Closing Statement. The Purchaser shall ensure that the Seller and the Seller’s accountants are given reasonable access upon reasonable advance notice and during normal office hours to all relevant information (including, without limitation, books and records and working papers) they may reasonably require to review the Draft Closing Statement.

4.3

If the Seller does not within forty-five (45) days of presentation to it of the Draft Closing Statement pursuant to paragraph 4.3 give notice to the Purchaser that it disagrees with the Draft Closing Statement or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, in the Seller’s opinion should be made to the Draft Closing Statement (the “Seller’s Disagreement Notice”), the Draft Closing Statement shall be final and binding on the parties for all purposes. If the Seller gives a Seller’s Disagreement Notice within such 45 day period, the Seller and the Purchaser shall attempt in good faith to reach agreement in respect of the Draft Closing Statement and, if they are unable to do so within twenty-one (21) days of such notification, the Seller or the Purchaser may by notice to the other require that the Draft Closing Statement be referred to the Reporting Accountants (an “Appointment Notice”).

4.4

The Reporting Accountants shall be engaged jointly by the Seller and the Purchaser on the terms set out in this paragraph 4.6 and otherwise on such terms as shall be agreed; provided that neither the Seller nor the Purchaser shall unreasonably (having regard, inter alia, to the provisions of this paragraph 4.6) refuse its agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within thirty (30) days of their identity having been determined (or such longer period as the Seller and the Purchaser may agree) then, unless the Seller or the Purchaser is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

4.5	Except to the extent that the Seller and the Purchaser agree otherwise, the Reporting Accountants shall determine their own procedure but:

4.5.1	apart from procedural matters and as otherwise set out in this Agreement shall determine only:

(a)	whether any of the arguments for an alteration to the Draft Closing Statement put forward in the Seller’s Disagreement Notice is correct in whole or in part; and

(b)	if so, what alterations should be made to the Draft Closing Statement in order to correct the relevant inaccuracy in it;

4.5.2	shall apply the accounting principles, policies, procedures, practices and estimation techniques set out in paragraphs 2 and 3 of Part 1 of Schedule 3;

4.5.3	shall make their determination pursuant to paragraph 4.7.1 above as soon as is reasonably practicable; and

4.5.4	the procedure of the Reporting Accountants shall:

(a)	give the Seller and Purchaser a reasonable opportunity to make written representations to them;

(b)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and

(c)	for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

4.6

The Reporting Accountants shall send the Seller and the Purchaser a copy of their determination pursuant to paragraph 4.7.1 within two (2) months of their appointment. Such determination shall be made available to the Seller and the Purchaser in writing.

4.7

The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on the Seller and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, their determination shall be deemed to be incorporated into the Draft Closing Statement.

4.8

The expenses (including VAT) of the Reporting Accountants shall be borne by the Seller, on the one hand, and the Purchaser, on the other hand, in inverse proportion to the manner in which such party prevails on the items resolved by the Reporting Accountants, which proportionate allocation shall be calculated on an aggregate basis based on the relative euro values of the amounts in dispute and shall be computed by the Reporting Accountants at the time of their determination under paragraph 4.7.1. For example, should the items in dispute total in amount to EUR 1,000 and the Reporting Accountants award EUR 600 in favor of the Seller’s position, 60% of the costs and expenses of the Reporting Accountants would be borne by the Purchaser and 40% would be borne by the Seller.

4.9

The Seller and the Purchaser shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, the Purchaser shall keep up-to-date and, subject to reasonable advance notice, make reasonably available to the Seller’s representatives, the Seller’s accountants and the Reporting Accountants all books and records relating to the Group during normal office hours as the Reporting Accountants may reasonably request during the period from the appointment of the Reporting Accountants down to the making of the relevant determination, solely for the purpose of allowing the Seller to review the information provided in the Draft Closing Statement and the proceedings of the Reporting Accountants.

4.10

Nothing in this Schedule shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional or litigation privilege, provided that neither the Seller nor the Purchaser shall be entitled to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

4.11

Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this paragraph 4 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Closing Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement.

Part 2

Form of Closing Statement

[Intentionally Omitted]

Schedule 4

Escrow Account

1.	Escrow Account

1.1	Following Closing, the Escrow Amount shall be held in the Escrow Account in accordance with the terms of this Schedule 4 and the Escrow Account Agreement.

1.2

Any interest accruing on the credit balance on the Escrow Account from time to time shall be credited to the Escrow Account, and any payment of principal out of the Escrow Account shall also include a payment of the interest earned on the amount so paid.

1.3	The liability to Taxation on any interest on any amount in the Escrow Account shall be borne by the party ultimately entitled to that interest.

1.4

The Purchaser and the Seller shall promptly provide such instructions to the Escrow Account Agent and take all other actions in relation to the Escrow Account as are necessary to give effect to the provisions of this Schedule 4.

1.5

Nothing in this Schedule 4 shall prejudice, limit or otherwise affect any right or remedy the Purchaser may have against the Seller from time to time, whether arising under this Agreement or any of the Transaction Documents.

2.	Payments from the Escrow Account

2.1	No amount shall be released from the Escrow Account otherwise than in accordance with this Schedule 4 and the terms of the Escrow Account Agreement.

2.2

If, following the date on which the Closing Statement is agreed or determined in accordance with Schedule 3, any payments are required to be made pursuant to Clause 7.4.2 by the Seller to the Purchaser, the Purchaser and the Seller shall, as soon as reasonably practicable, instruct the Escrow Account Agent to release to the Purchaser from the Escrow Account an amount equal to such amount due from the Seller to the Purchaser as agreed or determined in accordance with Schedule 3 (together with any accrued interest on the amount so paid but less any applicable bank charges) or, if lower, the amount standing to the credit of the Escrow Account (but less any applicable bank charges) within ten (10) Business Days following the date on which the Closing Statement is agreed or determined in accordance with Schedule 3.

2.3

If, following the date on which the Closing Statement is agreed or determined in accordance with Schedule 3, (a) no payments are required to be made under Clause 7.4.2 by the Seller to the Purchaser, or (b) an amount remains standing to the credit of the Escrow Account after any payments required to be made under Clause 7.4.2 by the Seller to the Purchaser have been paid from the Escrow Account in accordance with paragraph 2.2 of this Schedule 4 (or otherwise), the Purchaser and the Seller shall instruct the Escrow Account Agent to release the remaining balance of the Escrow Amount (if any) to the Seller, together with any accrued interest on the amount so paid but less any applicable bank charges).

2.4	Any payments made from the Escrow Account to the Purchaser under this Schedule 4 shall (to the extent permitted at law) be treated as a reduction of the Purchase Price.

Schedule 5

Warranties

1.	The Seller

1.1

The Seller is the sole legal owner of the Shares and there is no Encumbrance affecting the Shares (other than any Encumbrance which is to be released in full on or prior to Closing) and there is no agreement or commitment to create any such Encumbrance.

1.2	The Seller is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

1.3

The Seller has the legal right and full power and authority to own the Shares, to enter into and perform this Agreement and the other Transaction Documents to be executed by it, to consummate the Transaction.

1.4

The Seller has taken all corporate action required by it to authorise it to enter into and to perform this Agreement and the other Transaction Documents to be executed by it and to consummate the Transaction. This Agreement and each other Transaction Document constitutes or will when executed constitute a valid and legally binding obligation on the Seller, enforceable against the Seller in accordance with its terms.

1.5

The Shares, as set out in Schedule 1, comprise the whole of the issued and allotted share capital of the Company, have been properly and validly issued and allotted and each are fully paid or credited as fully paid.

2.	The Group Companies

2.1	The particulars contained in Schedule 1 are true, accurate and not misleading.

2.2	The Group Companies are all wholly owned by the Company (or another Group Company).

2.3

Each Group Company is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and each Group Company has all requisite power and authority (corporate and other) to carry on its business as now being conducted.

2.4	Other than in respect of the Facilities, there are no Encumbrances on the shares in any Group Company.

2.5

The shares in the Group Companies as set out in Schedule 1 comprise the whole of the issued and allotted share capital of the Group Companies, have been properly and validly issued and allotted and each are fully paid or credited as fully paid.

3.	Constitutional Documents, Corporate Registers and Minute Books

3.1

The registers, statutory books, books of account and other records of each Group Company which are required to be maintained under applicable law are maintained in accordance with applicable law and, only to the extent required by applicable law, contain materially complete and accurate details of the minutes of all material meetings, resolutions and other material actions and proceedings of each Group Company and its respective equityholders and governing bodies, and all issuances, transfers and redemptions of all equity interests of each Group Company.

3.2	All registers, books and records referred to in paragraph 3.1 above are in the possession (or under the control) of the relevant Group Company.

3.3

The articles of association and other constitutional documents of all Group Companies are contained in the Data Room (copies of which are Disclosed in folder 6.1.1 of the Data Room), and such documents are true and accurate and complete copies of the articles of association and such other constitutional documents of all of the Group Companies.

4.	Insolvency

4.1

No Group Company is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the relevant Group Company, or has stopped paying its debts as they fall due.

4.2

No receiver (including an administrative receiver), liquidator, trustee, administrator, supervisor, nominee, custodian or any similar or analogous officer or officers in any jurisdiction has been appointed in respect of any Group Company.

4.3

No order has been made, petition or application presented or resolution passed for the purpose of winding-up any Group Company or whereby the assets of any Group Company are to be distributed to creditors or shareholders or other contributories of any Group Company.

5.	Accounts

5.1	The Accounts:

(a)	have been prepared in accordance with IFRS as at the Accounts Date;

(b)	have been prepared in accordance with applicable law as at the Accounts Date; and

(c)	give a true and fair view of the assets and liabilities of the combined business of the Seller and the Group as at the Accounts Date and its profit or loss for the financial year ended on that date.

5.2

The accounting records of each Group Company have been adequately maintained and written up in accordance with applicable law and are in the possession of the Group Company to which they relate, and contain materially complete and accurate details of all accounting matters referenced therein.

6.	Management Accounts

6.1

Having regard to the purpose for which they are prepared, the Management Accounts have been prepared from the Group’s accounting records with due care and attention on a prudent basis, and do not materially misstate the assets and liabilities of the Group Companies as at the date to which they have been prepared and the profits or losses of the Group Companies for the period concerned.

7.	Business since the Management Accounts Date

7.1	Since the Management Accounts Date other than as expressly permitted under any Transaction Document:

(a)	the business of each Group Company has been carried on as a going concern in the ordinary course;

(b)	no shareholder resolution of the Company or any Group Company has been passed other than as routine business of annual general meetings;

(c)

no Group Company has acquired or disposed of, or agreed to acquire or dispose of, or mortgaged, pledged or otherwise encumbered, any business or asset (other than stock-in-trade and ordinary course factoring arrangements) having an aggregate value in excess of EUR 200,000;

(d)	no Group Company has committed or incurred any expenditure of a capital nature having an individual value in excess of EUR 200,000 except as provided for in the Business Plan;

(e)	no Group Company has incurred, assumed or guaranteed any Indebtedness having a value in excess of EUR 150,000;

(f)	each Group Company has paid its creditors in accordance with its normal practice;

(g)	no Group Company has made any material amendments to its organizational or constitutional documents;

(h)	no Group Company has issued, sold or disposed of, or authorized any issuance, sale or other disposition of any equity interest (including any Shares) of any Group Company;

(i)	no Group Company has made any amendment to its accounting practice;

(j)

no Material Contract has been terminated, amended in any material respect or modified in any material respect (other than contract extensions in the ordinary and usual course of business), nor has any Group Company received any written notice of termination from a third party with respect to any Material Contract;

(k)

no Group Company has made any new, change in or revocation of any material Tax election, filing of any amended Tax return, adoption of or change in any method of Tax accounting, change in any annual Tax accounting period, entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim, notice, audit report or assessment in respect of material Taxes, surrender of any right to claim a material Tax refund or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(l)

there has not been any employment of any new Senior Employee, or material increase in the compensation or benefits of any Senior Employee, other than increases in base salary of up to 10% per individual and corresponding increases in target annual bonus opportunity of any Senior Employee;

(m)	no Group Company has declared, made or paid any dividend or other distribution of profits or assets; and

(n)	no management charge or similar payment has been made by any Group Company to any Seller Affiliate.

8.	Financial Obligations

8.1	In relation to all financial facilities (including loans, bonds and hedging instruments) outstanding by the Group Companies (the “Facilities”):

(a)	full details thereof and true, complete and up-to-date copies of all relevant documents are Disclosed in folders 6.2.2 and 6.2.5 of the Data Room; and

(b)	so far as the Seller is aware, no event has occurred which is an event of default under their terms and conditions or entitles any third party to call for repayment before normal maturity.

8.2

Save for the borrowings referred to in paragraph 8.1 above or trade debts arising in the ordinary and usual course, no Group Company is a party to or has any obligation under any loan agreement, debenture, acceptance credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or factoring arrangement, sale and lease back arrangement or any other arrangement (other than with another Group Company) the purpose of which is to raise money or provide finance or credit and where the amount is in excess of EUR 20,000.

8.3

Other than in respect of the Facilities or in the ordinary and usual course of trading (including in respect of the Properties), there is no outstanding guarantee, indemnity or similar assurance against loss or other security or arrangement having an effect equivalent to the granting of security given by, or for the benefit of, any Group Company.

8.4	There is no outstanding Indebtedness on any account whatever owing by any Group Company to any Seller Affiliate, or by any Seller Affiliate to any Group Company.

8.5	No Group Company has received any grant, allowance, aid or subsidy from any supranational, national or local authority or government which:

(a)	is currently repayable; or

(b)	will become repayable by reason of the Transaction.

9.	Contracts

9.1	The Data Room contains complete, up-to-date and accurate copies of the following contracts of the Group (the “Material Contracts”):

(a)	the top twenty supplier contracts and top twenty customer contracts (each based on sales volume during the fiscal year ended 30 September 2018);

(b)

any contract (or series of related contracts) relating to the lease of personal, moveable property which is material to the business of any Group Company from any person that involved rental payment obligations of any Group Company in excess of EUR 150,000 per annum during the fiscal year ended 30 September 2018;

(c)

any lease, sublease, license, or right of use, including any amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which any Group Company maintains a material leasehold or subleasehold interest and other interest in real property (including the Properties) in each case involving an annual expenditure by the Group in excess of EUR 150,000 during the fiscal year ended 30 September 2018;

(d)	any contract to purchase or sell real property in the five (5) year period prior to the date of this Agreement for an amount in excess of EUR 150,000;

(e)	any contract relating to Indebtedness (other than contracts with deferred payment (or similar) obligations entered into with customers, suppliers or partners in the ordinary course of business);

(f)	any contract entered into outside the ordinary course for the purchase or sale of products or services that involves payment obligations by any Group Company greater than EUR 150,000 per annum;

(g)

any contract pursuant to which a Group Company is, or has agreed to become, a member of any partnership, strategic alliance or joint venture or sharing of profits by any Group Company with any other person;

(h)	any IP Licenses;

(i)

except for (i) purchase orders of the Group issued or received in the ordinary course for the purchase or sale of products or services and (ii) contracts with customers, suppliers or partners entered in the ordinary course, any contract for the purchase or sale of products or services that involved payment obligations in excess of EUR 150,000 during the fiscal year ended 30 September 2018;

(j)	any contract pursuant to which a Group Company grants a third party any exclusive rights;

(k)	any contract with any Governmental Entity;

(l)

any contract that provides for the assumption of any Tax, environmental or other liability of any person by any Group Company (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes);

(m)

any contract that relates to the acquisition or disposition of any business or material assets or properties (whether by merger, sale of stock, sale of assets or otherwise) (other than those for the purchase or sale of products or services in the ordinary and usual course of business) for an amount in excess of EUR 150,000 pursuant to which there are any ongoing material rights or obligations;

(n)

any contract between or among the Company or any Group Company, on the one hand, and the Seller, or any of their respective officers, directors, employees, agents, representatives, subsidiaries or Affiliates, on the other hand;

(o)

any contract obligating any Group Company: (i) to refrain from competing with any business, (ii) to refrain from conducting business in any particular jurisdiction, (iii) to refrain from conducting any business with certain parties or (iv) to provide “most favored nation” terms for the benefit of any other person.

9.2

Each Material Contract is in full force and effect and is legally binding on the relevant Group Company which is party to it and, to the Seller’s knowledge, the other parties thereto. Such Group Company has complied in all material respects with its obligations under such Material Contract. Neither the Group Company nor, to the Seller’s knowledge, any other party thereto, is in breach or default in any material respect under any Material Contract.

9.3

No notice terminating a Material Contract has been given or received by any Group Company and so far as the Seller is aware there are no events or circumstances likely to give rise to the termination, rescission, avoidance or repudiation of a Material Contract.

10.	Assets

10.1

All assets included in the Accounts or acquired by any of the Group Companies or which have otherwise arisen since the Management Accounts Date, other than any assets disposed of or realised in the ordinary and usual course of trading are:

(a)	legally and beneficially owned by the Group Companies free from any and all Encumbrances; and

(b)	where capable of possession, in the possession or under the control of the relevant Group Company.

10.2

The material buildings, plants, structures, furniture, fixtures, machinery, equipment and other tangible assets and personal property of the Group are structurally sound, are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, and other tangible personal property is in need of maintenance or repairs except for maintenance and repairs that are ordinary course and or not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment and other tangible personal property of the Group are sufficient for the continued conduct of the Group’s business immediately after Closing in substantially the same manner as conducted immediately prior to Closing.

10.3	Each Group Company owns or has ownership of or the right to use all assets and rights that it needs to carry on its business as carried on immediately before Closing.

11.	Inventory

11.1

The inventory held by the Group is capable of being sold in the ordinary course of business, and the levels of obsolete, slow-moving, damaged, unusable, unsaleable or excessive stock are not materially inconsistent with levels experienced over the past twelve (12) months. So far as the Seller is aware, all such inventory is owned by a Group Company free and clear of any and all Encumbrances (other than rights and retention of title arrangements arising by operation of law or in the ordinary and usual course of business).

11.2

The inventory which has been sold in the twelve (12) months prior to the date of this Agreement complied with all applicable laws, bye-laws and regulations relevant in the jurisdiction in which it was sold in all material respects and was sold in the ordinary course of business.

12.	Material Suppliers

12.1	Folder 3.3.1.9 of the Data Room lists all material suppliers to the Group (the “Material Suppliers”).

12.2	No notice of termination or intention to materially decrease the rate of business done with the relevant Group Company has been received by the Group from any Material Supplier.

13.	Debtors

13.1	No Group Company is owed any sums other than trade debts incurred in the ordinary course of business or sums owed by another Group Company pursuant to intercompany loans.

13.2	No Group Company has factored or discounted any of its receivables.

14.	Leasehold Property

14.1	No Group Company owns any real property.

14.2	The Properties comprise all of the material premises used by a Group Company in the conduct of its business.

14.3	No Group Company has any actual or contingent liability in respect of any Property formerly owned or occupied by it or in respect of which it acted as a guarantor.

14.4	In relation to each Property:

(a)

there are no written notices or disputes between the Group Company and any third party which have had or may have a material adverse effect on the use of the Property for the purpose of the Group Company’s business as presently carried out;

(b)	the Properties are not subject to the payment of any outgoings other than in respect of utilities and sums reserved by the lease or tenancy agreement under which any of the Properties are held;

(c)

no use of the Property materially breaches nor has any Group Company received any notice alleging a material breach of any covenants, conditions or agreements and there has been no material breach of any statutory requirements, planning consents, building regulations, orders and regulations affecting any Property;

(d)	no Group Company has received any notice alleging a breach on the part of the tenant of any covenants, conditions and agreements contained in the relevant leases;

(e)	no Group Company has subleased, licensed or otherwise granted any person the right to use or occupy any Property or any portion thereof;

(f)	the relevant Group Company has paid all rent or licence fees and all other outgoings which have become due in respect of each of the Properties; and

(g)	where the rent reserved by the lease or tenancy of any of the Properties is subject to review, all rent review notices have been served within any requisite time limits.

15.	Insurance

15.1

The Data Room contains an overview summary of the particulars of the insurance policies maintained by or on behalf of any Group Company (each, an “Insurance Policy”). All premiums in respect of the Insurance Policies have been duly paid to date and all Insurance Policies are in full force and effect. So far as the Seller is aware, no Group Company is in material breach or default under any Insurance Policy, and no Group Company has received notice of default under, cancellation of, limitation of coverage under, any such Insurance Policy. No insurer under any Insurance Policy has notified any Group Company that it has or will reject any such insurance claim or notification.

16.	Intellectual Property Rights

16.1

Folder 6.4 of the Data Room contains (a) all of the following items of Owned Intellectual Property: (i) all registered Intellectual Property Rights, including all patents, trademarks and Internet domain name registrations; (ii) all pending patent and trademark applications and any other applications for registration of Intellectual Property Rights; and (iii) all trade names or corporate names as well as all material unregistered trademarks and service marks used by the Group Companies as at the date of this Agreement, (collectively, the “Registered IP”); (b) the jurisdiction in which each such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (c) any other person or entity that has an ownership interest in any Registered IP (whether joint or otherwise) and the nature of such ownership interest.

16.2

The Group has taken all commercially reasonable actions to maintain, monitor, police, enforce and protect the Registered IP. All registration, maintenance and renewal fees due in connection with the Registered IP have been paid and all documents, recordations and certificates in connection with the Registered IP required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in any jurisdiction for the purposes of prosecuting, maintaining and perfecting the Registered IP and recording the relevant Group Company’s ownership interests therein. The Group has provided to the Purchaser complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

16.3	Complete, accurate and up-to-date particulars of the following are set out in folders 6.4.8, 6.5.9, 6.6.4, 8.5.21, 8.5.22 and 8.5.26 of the Data Room:

(a)

all licences of material Intellectual Property Rights to or by any third party to which any Group Company is a party or pursuant to which any Group Company derives any benefit (“IP Licences”), including any material trademark licenses granted to or by any Group Company, other than in respect of Packaged Software; and

(b)

all agreements pursuant to which any Group Company is obligated to pay royalties in excess of EUR 50,000 per annum to any other person or entity with respect to a Group Company’s use of any Intellectual Property Right.

16.4	All Owned Intellectual Property is:

(a)	legally and beneficially owned by a Group Company alone, free and clear of all Encumbrances or joint ownership interests;

(b)	valid and subsisting and no act or omission has been done or not been done which may cause them to cease to be valid and subsisting;

(c)	not subject to any claim or opposition or threat of claim or opposition from any person as to title, validity, enforceability, or otherwise; and

(d)	free from any licence, encumbrance, restriction on use or exploitation, option to buy or sell, or disclosure obligation.

16.5

The Transaction will not (a) impair the right, title or interest of the Group Companies in or to or create an Encumbrance on any of the Owned Intellectual Property, (b) cause the release, disclosure, or delivery of any Owned Intellectual Property by any escrow agent or other person, (c) cause the grant, assignment, or transfer to any other person of any license or other right or interest under, to, or in any of the Owned Intellectual Property, and each item of Owned Intellectual Property will continue to be owned by the Group Companies immediately after the Closing.

16.6

Save for the IP Licences granted by any Group Company and contained in the Data Room, no Group Company has granted nor is it obliged to grant any licences in respect of all or any part of the Intellectual Property Rights owned by it. The IP Licences are valid and binding, each party thereto has at all times complied with their terms and they are not the subject of any claim, dispute or proceeding that is pending or threatened in writing. Each Group Company has registered or applied to register all IP Licences in any jurisdiction where registration is necessary to maintain or perfect the validity of such IP Licence.

16.7

The Group Companies own or have licences to use all of the Intellectual Property Rights used in or necessary to operate the business of each Group Company immediately after Closing in a substantially similar manner as currently operated.

16.8

No Group Company has infringed upon, misappropriated, diluted or otherwise violated, nor is any Group Company infringing upon, misappropriating or otherwise violating the Intellectual Property Rights of any other person or entity. No Group Company has received written notice of any infringement upon, misappropriation of, dilution or otherwise violation of, nor is, so far as the Seller is aware, any Group Company infringing upon, misappropriating or otherwise violating the Intellectual Property Rights of any other person or entity. In the three (3) years prior to the date of this Agreement, none of the Group Companies have received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or violation (including any offer or demand to license any Intellectual Property Right of any person or entity) and, to the knowledge of the Company, no such charge, complaint, claim demand or notice is currently threatened in writing or pending and there is no basis to assert any such charge, complaint or claim.

16.9

So far as the Seller is aware, no third party has infringed or is infringing the Intellectual Property Rights of any Group Company. None of the Group Companies have sent to any person any notice alleging any infringement, misappropriation, or other violation by any person of any Owned Intellectual Property, and to the knowledge of the Group Companies no person is infringing, misappropriating or otherwise violating the rights of the Group Companies in any Owned Intellectual Property.

16.10

Each Group Company Employee, Company Director and independent contractor of any Group Company who alone or with others has created, developed or invented Intellectual Property Rights on behalf of any Group Company and which any Group Company uses or might use, in relation to the business of that Group Company, except in relation to such Intellectual Property Rights as are not material to the Group (“Developed IPR”), is employed on terms which require such person to disclose such Developed IPR to a Group Company and which automatically vest and assign the Developed IPR in a Group Company, and which include confidentiality provisions protecting such Developed IPR.

16.11

The Group Companies have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by the Group Companies and, to the Seller’s knowledge, such trade secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which, so far as the Seller is aware, have not been breached.

16.12

There are no outstanding or threatened claims in writing from current or former directors of any Group Company or Group Company Employees in any jurisdiction for compensation or remuneration for Developed IPR.

16.13	No moral rights or rights of a similar nature have been asserted which would materially affect the use of the Intellectual Property Rights owned by any Group Company.

17.	Information Technology

17.1

Complete particulars of all material Information Technology used by each Group Company and all material contracts and reports in respect of that Information Technology including but not limited to all material licences, leases, maintenance and support agreements, facilities management, outsourcing agreements, escrow agreements relating to the deposit of source codes and disaster recovery agreements are set out in folder(s) 8.3 of the Data Room contains accurate copies of all such material contracts other than in respect of Packaged Software.

17.2

Each Group Company has all rights to use, develop, modify and maintain the Information Technology as are necessary for the conduct of the business of that Group Company as carried on at Closing in all material respects. So far as the Seller is aware, the Purchaser’s identity will not affect such rights or require any consent, payment or other condition having to be obtained, made or fulfilled.

17.3

All Information Technology used by each Group Company has functioned throughout the last twelve (12) months without any material problems (including problems involving viruses and/or data loss) and in accordance with its specifications, and where any services in relation to the Information Technology are supplied by any third party such services have been supplied in a satisfactory manner and materially in accordance with the relevant service agreement.

17.4

Other than in respect of Packaged Software, the Group Companies have in their possession or control the source code of all material software owned by the Group Companies or has the right to gain access to such code under the terms of source code escrow agreements with the owners of rights in the relevant software.

18.	Data protection

18.1	Each Group Company has complied in all material respects with all applicable Data Protection Legislation.

18.2

In the two (2) years prior to the date of this Agreement, no written notice alleging non-compliance with Data Protection Legislation (including any enforcement notice or monetary penalty notice) has been received by any of the Group Companies from any Data Protection Authority.

18.3	In the two (2) years prior to the date of this Agreement, no enforcement action has been threatened in writing or commenced by any Data Protection Authority.

18.4	The Group Companies have taken commercially reasonable steps to prepare for the coming into force of Regulation (EU) 2016/679.

19.	Competition

19.1

No Group Company is bound by or party to any order, judgment, decision or direction made by, and is not party to any undertaking or assurance given to, any Competition Authority under applicable competition law which materially affects its ability to carry on its business as currently conducted.

20.	Employees and Employee Benefits

20.1	The Data Room contains, in relation to each Group Company:

(a)

a schedule setting out material details of each Group Company Employee as at 30 August 2018, including their personnel number, date of commencement of employment or engagement, notice period (or date of expiry of fixed term), the position held and job location, the type of contract (whether full or part time), and salary, fees or wages, severance or redundancy terms, and any other material benefits or privileges provided;

(b)	the standard terms and conditions of employment for each grade or category of employee of the Group (the “Standard Employment T&Cs”);

(c)	copies of standard confidentiality agreements with Group Company Employees (the “Standard Confidentiality Agreements”);

(d)	copies of all employment policies and staff handbooks of the Group, to the extent being applied as at the date of this Agreement;

(e)	copies of all Benefit Plans and Pension Arrangements applicable to Group Company Employees; and

(f)

copies of all documents pursuant to which any MIP Entitlement has been granted together with a complete schedule of all MIP Participants and their share of units in the Management Incentive Plan (the “MIP Schedule”). Other than the MIP Participants and entitlements listed in the MIP Schedule, no person has any entitlement to receive any payment or benefit pursuant to the Management Incentive Plan.

20.2

Other than the contracts of employment of Senior Employees, there are no contracts of employment with Group Company Employees that deviate materially from the Standard Employment T&Cs or confidentiality agreements with Group Company Employees that deviate materially from the Standard Confidentiality Agreements. Each contract that is an employment, consulting, change in control or retention contract with current or former Group Company Employees, and all employee collective bargaining agreements and other contracts with any Employee Representative or other representative of Group Company Employees, are in full force and effect and are legally binding on the relevant Group Company which is party to it and, to the Seller’s knowledge, the other party thereto, and the relevant Group Company has complied in all material respects with, and is not in breach of, its material obligations under each such contract or agreement.

20.3

The contracts of employment of each Senior Employee have been sent to the Purchaser’s Lawyers by email from the Seller’s Lawyers on 8 November 2018 at 21.38 (London time), and such documents are true and accurate and complete copies of the contracts of employment of each Senior Employee.

20.4

No Senior Employee has given or received notice to terminate his or her employment and, so far as the Seller is aware, neither the acquisition of the Shares by the Purchaser nor compliance with the terms of this Agreement will enable any Senior Employee to terminate their employment.

20.5	No contractual or gratuitous payment or benefit has been made or may become due to be made to any Group Company Employee in connection with the Transaction.

20.6	No Group Company has granted or is obligated to grant any Share Incentives.

20.7

Full details of any bonus that the Company or any other Group Company has determined has accrued to any Group Company Employee at the Closing Date but which remains unpaid at the Closing Date have been set out in the Disclosure Letter.

20.8	No Group Company has any obligation to any Employee Representative that will prevent or delay or otherwise restrict closing of the Transaction.

20.9

No Group Company is involved in any dispute with any of its Group Company Employees or workers or any Employee Representative and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any such dispute, and there is no collective bargaining agreement or other binding arrangement in place with any trade union or other body representing Group Company Employees to which any Group Company is a party or subject.

20.10

No franchise holders and/or their employees have claimed to be employees of any Group Company nor has any social security authority or court classified franchise holders and/or their employees as employees of any Group Company during the last five (5) years.

20.11	No Group Company is involved in any existing or pending strike or industrial or trade dispute or any existing, pending or, so far as the Seller is aware, threatened dispute or negotiation with any trade union or other body representing the Group Company Employees, and there have been no strikes or industrial or trade disputes in the period of two (2) years prior to the date of this Agreement.

20.12

The contributions and deductions required by applicable law in respect of the Group Company Employees of each Group Company (including contributions to social security insurance and wage tax) have been made materially in compliance with applicable law and no material amount due is outstanding in that respect other than in the ordinary course.

20.13

Each Benefit Plan operated by a Group Company materially complies, and, so far as the Seller is aware, has, in the period of three (3) years prior to the date of this Agreement materially complied with, all applicable legislation and regulations in the relevant jurisdiction and each such Benefit Plan has been materially administered in accordance with its governing documentation.

20.14

Full, up to date and complete particulars of all existing works councils, collective agreements or other arrangements or undertakings (other than national collective bargaining agreements or industry wide collective agreements) between any Group Company and any trade union, staff association or other bodies representing any Group Company Employee and all material documents relating to such agreements, arrangements and undertakings are Disclosed in the Data Room and each Group Company has materially complied with its obligations imposed on it under such agreements, arrangements and understandings. So far as the Seller is aware, there is no request for recognition by any trade union which is pending or outstanding.

20.15

There are no outstanding liabilities and no pending disputes with current or former Group Company Employees or Employee Representatives in relation to Group Company restructurings (such as transfers for the purposes of TUPE or headcount reductions) that were conducted in the period of three (3) years prior to the date of this Agreement and affected Group Company Employees. So far as the Seller is aware, no Employee has transferred to the Group pursuant to TUPE who was a member of an occupational pension scheme or who has had their terms of employment varied for any reason as a result of or connected with such a transfer.

21.	Pensions

21.1

Other than the Pension Arrangements, no Group Company contributes to or is otherwise obligated under any scheme, arrangement or agreement for the provision of any pension, retirement, ill health or death benefit relating to any of its present or past directors or Group Company Employees or those claiming or entitled to claim through them nor is it under any obligation to do so.

21.2

All Pension Arrangements to which any Group Company contributes to or is otherwise obligated under provide only benefits on a defined contribution basis and no assurance, promise or guarantee (whether written or oral) has been given to any current or former Group Company Employee of a particular level or amount of benefit (other than death in service benefits) payable to or in respect of him on retirement, death or leaving service. No Group Company is or has in the six (6) years prior to the date of this Agreement been the employer or connected or associated with the employer (as those terms are used in the Pensions Act 2004) of a UK defined benefit pension plan.

21.3

Each Group Company and Pension Arrangement operated by a Group Company complies, and has at all times materially complied with, all applicable legislation and regulations in the relevant jurisdiction and each such Pension Arrangement has been administered in accordance with its governing documentation.

21.4

All obligations under or in connection with the Pension Arrangements, including pension contributions and obligations arising by operation of law that become due before the Closing Date, have been fulfilled by the Group Companies. All future obligations under or in connection with the Pension Arrangements, including obligations arising by operation of law, appertaining to periods until the Closing Date have either (a) been fully funded or (b) the respective Group Company has set aside book reserves for pension liabilities, in each case according to the requirements established by law and the Pension Arrangements based on the most recent actuarial data. In the past, all pensions provided by the Group Companies have been – to the extent required by law or contractual provisions – adjusted regularly, and no backlog adjustments are required to be made for periods until Closing.

21.5

Each Group Company has provided all its current and former Group Company Employees with the pension benefits required by law in the relevant jurisdiction and with such pension benefits as are reasonably customary in relation to employees in the relevant industry and jurisdiction.

21.6

No current or former Group Company Employee or director or former director of any Group Company has any legal entitlement to benefits in excess of those set out in the governing documentation of any Pension Arrangement, including a defined benefit on early retirement or redundancy, or has retired early on terms which are less favourable than the early retirement terms which would have applied to him under the Pension Arrangement of which he was a member prior to any transfer of his employment to the Group Company under TUPE or equivalent legislation.

22.	Compliance

22.1

All licences, consents and authorisations material to the business of the Group Companies have been obtained, are in full force and effect and have been in the three (3) years prior to the date of this Agreement and are being complied with in all material respects. No such licence, consent or authorisation has been breached or is likely to be suspended, modified or revoked.

22.2

Each Group Company is conducting, and during the three (3) years prior to the date of this Agreement, conducted, the business of the Group in material compliance with applicable laws, bye-laws and regulations and no Group Company is, or during the three (3) years prior to the date of this Agreement been, in material breach of any such laws, bye-laws and regulations.

22.3

There is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any Group Company or any person for whose acts or defaults it may be vicariously liable which has had or, so far as the Seller is aware, is reasonably expected to have a material adverse effect upon the assets or business of the Group.

22.4	No Group Company has engaged in any illegal activity or conduct in territories or with any person that or who are comprised by the Sanctions Regulations.

22.5

No Group Company has been notified in writing that any investigation, enquiry, proceeding or claim in respect of its affairs is being or has been initiated, conducted or is threatened or pending by any governmental, administrative, judicial or regulatory or other body, authority or organisation in relation to any Sanctions Regulations and there are not circumstances likely to give rise to any such investigation, enquiry, proceeding or claim.

23.	Environment

23.1	Each Group Company has complied in all material respects with all Environmental Laws in force at the relevant time.

23.2

No Group Company is engaged in any litigation, administrative, enforcement or other legal proceedings under any Environmental Laws or in respect of Environmental Matters and, so far as the Seller is aware, no such litigation, administrative, enforcement or other legal proceedings have been threatened or are pending.

23.3

No Group Company has received any written notice from any relevant authority under the Environmental Laws or other third party of any material claim, investigation or other proceedings against or involving any Group Company in respect of Environmental Matters.

24.	Litigation

24.1

No Group Company (or any person for whose acts or defaults a Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration (other than as claimant in the collection of debts arising in the ordinary and usual course of its business) which is, or, so far as the Seller is aware, if settled adversely to the Group would be, material to the Group Company. So far as the Seller is aware, no event has occurred or circumstances exist that is likely to give rise to, or serve as a basis for, any such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration. No such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration of material importance is pending or threatened in writing by or against any Group Company (or any person for whose acts or defaults a Group Company may be vicariously liable).

24.2

No Group Company, nor any of the properties, assets or operations which it owns or in which it is interested, is subject to any continuing injunction, judgment or order of any court, arbitrator, governmental agency or regulatory body, nor in default under any order, licence, regulation or demand of any governmental agency or regulatory body or with respect to any order, suit, injunction or decree of any court, which in any case has had or, so far as the Seller is aware, is reasonably expected to have a material adverse effect on the Group as a whole.

25.	Tax

25.1

All material returns, computations, notices and information which are or have been required to be filed with a Tax Authority by each Group Company for any Tax purpose (a) have been filed within the requisite periods and on a proper basis and are up to date and in all material respects correct and complete and (b) none of them is the subject of any material dispute with or investigation by any Tax Authority.

25.2	Each Group Company has fully paid all Taxes that have become due and owing within the applicable statutory time limits so as to not have incurred any interest or penalties on such amounts.

25.3

Each Group Company has made all material deductions and retentions of or on account of Tax as it was or is obliged to make and all such payments of or on account of Tax as should have been made to any Tax Authority in respect of such deductions or retentions.

25.4	No Group Company is involved in any material current dispute, audit, or judicial or administrative proceeding in relation to Tax with any Tax Authority.

25.5	Each Group Company has maintained all such material records relating to Tax as are required by law.

25.6

No Tax Authority has operated or agreed to operate any special arrangement (being any arrangement which is not based on relevant legislation or any published practice) or other concessionary treatment which is material in relation to the affairs of any Group Company.

25.7	Folder 6.8.10 of the Data Room gives details of any Tax group, consolidation or other fiscal unity of which any Group Company is, or has in the last two (2) years been, a member for any Tax purpose.

25.8

Each Group Company is and has at all times been resident in its country of incorporation for Tax purposes and is not and has not at any time been treated as resident or having a permanent establishment, in any other jurisdiction for any Tax purpose.

25.9

All amounts payable to any Tax Authority in respect of any (former or current) Group Company Employee due and payable by the Group Companies have been duly paid and the Group Companies have made all such deductions and retentions as should have been made under applicable laws or regulations.

25.10	Each Group Company is a taxable person and is registered for the purposes of any applicable value added tax, sales tax or other similar tax.

25.11

So far as the Seller is aware, any dividends received from the Company in financial year 2017 have been (or will be) declared as income in the German corporate income tax return FY17 and the German trade tax return FY17 of JW Germany Holding GmbH filed by its legal successors, as applicable, in accordance with German tax law and any dividend which did not have to be included in any tax return yet, will be timely declared as income in the respective tax returns in accordance with German tax law.

25.12

So far as the Seller is aware, it and JW Germany GmbH and its legal successors have complied with German tax law with respect to any dividend received from the Company and it is using commercially reasonable efforts to mitigate any withholding tax on dividends received by JW Germany GmbH from the Company.

26.	Consents and Approvals

26.1

Neither the Seller nor any Group Company is required to give any material notice to, make any material filing with, or obtain any material authorization, consent, or approval of any Governmental Entity in connection with the execution, delivery and performance by the Seller of this Agreement or any of the Transaction Documents or the consummation of the Transaction, except for the filings and approvals set forth in the Conditions.

26.2

Except as set forth in the Disclosure Letter, the execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Transaction, does not and will not: (a) violate or conflict with any provision of the governing documents of the Seller or any Group Company; (b) violate any applicable law or order to which the Seller or any Group Company is subject; (c) require the consent of, notice to or other action by any person under, materially conflict with, result in a material violation or breach of, or loss of any material benefit under, constitute a material default under, result in the acceleration or termination of, or create in any party the right to accelerate, terminate, modify or cancel, or result in the creation of an Encumbrance upon, any material agreement, contract or instrument to which any Group Company is a party; or (d) trigger any “change of control” or other similar provisions contained in any material agreement, contract or instrument to which any Group Company is a party.

27.	Brokers’ Fees

27.1

Except as set forth in the Disclosure Letter, no Group Company has any liability to pay any fees or commissions to any broker, finder, investment banker or agent with respect to the Transaction based upon any arrangement or agreement made by or on behalf of any Group Company.

28.	Undisclosed Liabilities

28.1

None of the Group Companies has any liabilities, other than those liabilities which (a) are adequately and specifically reflected or reserved against in the Accounts or Management Accounts or (b) have been incurred in the ordinary course since the Management Accounts Date and which are not material, individually or in the aggregate.

29.	Accounts Receivable

29.1

All accounts receivable reflected in the Management Accounts and the accounts receivable arising after the Management Accounts Date (a) have arisen from bona fide transactions entered into by the relevant Group Company involving the sale of goods or the rendering of services in the ordinary course, (b) constitute only valid, undisputed claims of the relevant Group Company not subject to claims of setoff or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course and (c) are current and collectible in full, net of the reserve set forth in the Management Accounts, which reserve is adequate and calculated in accordance with IFRS and the Group’s past practice in the preparation of its Accounts. Subject to such reserve, each of the accounts receivable either has been or will be collected in full, without any setoff, expense, or other reduction, within sixty (60) days after which it first becomes due and payable. Neither the Seller nor any Group Company has received any notice regarding the uncollectibility of the accounts receivable.

30.	Anti-Bribery Compliance

30.1

No Group Company nor, so far as the Seller is aware, any Company Director or any of their respective Group Company Employees or agents, has taken any action, directly or indirectly, that would result in a material violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, or any other applicable law of similar effect in any jurisdiction to which such person is subject in the ownership or operation of the Group’s business.

Schedule 6

Limitations on Liability

1.	Time Limitation for Claims

1.1	The Seller shall not be liable in respect of any Claim unless a notice of the Claim is given by the Purchaser to the Seller specifying the matters set out in paragraph 2:

(a)	in the case of a Fundamental Warranty Claim, Tax Warranty Claim or Tax Indemnity Claim, on or before the date falling thirty (30) months from the Closing Date; and

(b)

in the case of any other Claim, on or before the date falling eighteen (18) months from the Closing Date, provided that any Claim notified in accordance with this paragraph 1 shall not become time-barred unless the legal proceedings were not commenced within nine (9) months after the date of the notice, and any such Claim that is properly notified and commenced shall survive until finally resolved.

2.	Notification of Claims under this Agreement

Notice of Claims against the Seller shall be given by the Purchaser to the Seller in writing within the time limits specified in paragraph 1 above and shall specify in reasonable detail the legal and factual basis of the Claim and (to the extent reasonably ascertainable) set out the Purchaser’s estimate of the amount of Losses which are, or are to be, the subject of the Claim at the time such Claim is made (including any Losses which are contingent on the occurrence of any future event) (it being understood that this estimate shall not operate to limit the rights of the Purchaser hereunder).

3.	Commencement of Proceedings

Any Claim notified pursuant to paragraph 1 above shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn nine (9) months after the notice is given pursuant to paragraph 1 above unless at the relevant time legal proceedings in respect of the Claim have been commenced.

4.	Notification of Potential Claims

Without prejudice to the obligations of the Purchaser under paragraph 2 above, if the Purchaser becomes aware of any fact, matter or circumstance that would reasonably be expected to give rise to a Claim, ignoring for these purposes the application of paragraphs 2 and 3 of this Schedule 6, the Purchaser shall as soon as reasonably practicable give a notice in writing to the Seller setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the potential Claim, to act to preserve evidence and to make such provision as the Seller may consider necessary. The failure of the Purchaser to give reasonably prompt notice of any such Claim shall not release, waive or otherwise affect the Seller’s obligations with respect thereto except to the extent that the Seller is materially prejudiced as a result of such failure.

5.	Limitations on Quantum

5.1

Except in the case of fraud, the Seller’s total aggregate liability to compensate the Purchaser in respect of all Claims shall under all circumstances be limited to the amount of the Purchase Price received by the Seller.

5.2	Except in the case of fraud, the Seller’s total aggregate liability to compensate the Purchaser in respect of all Warranty Claims (other than Fundamental Warranty Claims) and all Tax

Indemnity Claims shall under all circumstances be limited to any Losses not covered and paid under the W&I Insurance Policy and in any event the total aggregate amount payable by the Seller in respect of any and all Warranty Claims (other than Fundamental Warranty Claims) and all Tax Indemnity Claims shall be limited to EUR 1.00.

5.3

Except in the case of fraud, the Seller’s total aggregate liability to compensate the Purchaser in respect of all Fundamental Warranty Claims shall under all circumstances be limited to any Losses not covered and paid under the W&I Insurance Policy, subject always to the total aggregate liability of the Seller specified in paragraph 5.1. For the avoidance of doubt, the Seller shall be liable to compensate the Purchaser in respect of all Losses falling within the retention amount under the W&I Insurance Policy.

5.4

Subject to paragraph 5.2, neither the Seller nor any member of Seller’s Group shall have any liability for breach of, and the Purchaser shall not have any right or remedy against the Seller or any member of the Seller’s Group for breach of or in connection with, any of the Warranties (other than the Fundamental Warranties to the extent provided in this Schedule).

5.5

The parties acknowledge that the Purchaser enters into the W&I Insurance Policy in order to obtain protection in the event of any breaches of the Warranties. To the extent that there is any breach of the Warranties, the parties agree that subject to the liability for Fundamental Warranties and fraud specified in paragraphs 5.1 and 5.3 above, the aggregate liability of the Seller and the Seller’s Group shall be limited to the total amount payable specified in paragraph 5.2, in each case in respect of any Warranty Claim (other than Fundamental Warranty Claims), irrespective of whether a Loss would be covered by the W&I Insurance Policy or not.

5.6	Claims based on fraud shall be satisfied (a) first, directly from the Seller and (b) second, from the W&I Insurance Policy (or vice versa, as determined by the Purchaser in its sole discretion).

6.	Disclosure

The Warranties are subject to and deemed qualified by any matter which is Disclosed (a) in the Disclosure Letter or the Data Room in the case of a Warranty other than a Fundamental Warranty and (b) in the Disclosure Letter in the case of a Fundamental Warranty. Accordingly, no breach of Warranties shall be deemed to have occurred to the extent a matter constituting a breach of a Warranty has been Disclosed (i) in the Disclosure Letter or in the Data Room in the case of a Warranty other than a Fundamental Warranty and (ii) in the Disclosure Letter in the case of a Fundamental Warranty.

7.	Change of Law; Retrospective Legislation

The Seller shall not be liable for any Claim (other than a Tax Indemnity Claim) to the extent that the liability arises or is increased as a result of:

(a)

the passing of, and/or any change in, any law and/or administrative practice of any Governmental Entity after the date of this Agreement, including (without prejudice to the generality of the foregoing) any increase in the rates of taxation and/or any imposition of taxation or any withdrawal of Relief from taxation not in effect at the date of this Agreement and/or any law and/or administrative practice and/or change thereto;

(b)	any change after the date of this Agreement of any generally accepted interpretation and/or application of any law and/or administrative practice of any Governmental Entity; or

(c)	any change in the accounting and/or taxation policy, bases and/or practice or treatment of any member of the Purchaser’s Group introduced and/or having effect after the date of this Agreement.

8.	Fraud

None of the limitations contained in this Schedule 6 shall apply to the Seller in respect of any Claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by the Seller.

9.	Accounts

The Seller shall not be liable for any Claim (other than a Tax Indemnity Claim) to the extent that allowance, provision or reserve has been made in the Accounts in respect of the matter to which such liability relates.

10.	No Double Recovery and No Double Counting

No party may recover for breach of or under this Agreement or any other Transaction Document or otherwise more than once in respect of the same Losses suffered or amount for which the party is otherwise entitled to claim (or part of such Losses or amount), and no amount (or part of any amount) shall be taken into account, set off or credited more than once for breach of or under this Agreement or any other Transaction Document or otherwise, with the intent that there will be no double counting for breach of or under this Agreement or any other Transaction Document or otherwise.

11.	Loss Otherwise Compensated

11.1

If the Seller is liable to pay an amount in discharge of any Claim (other than a Tax Indemnity Claim) and the Purchaser and/or any Group Company actually recovers (whether by payment, refund, discount, credit, Relief, insurance and/or otherwise) from a third party (including a Tax Authority) a sum which indemnifies or compensates the Purchaser and/or any Group Company (in whole or in part) in respect of the Loss which is the subject matter of such Claim, any actual recovery shall reduce or satisfy such Claim to the extent of such recovery.

11.2

If the Seller has paid an amount in discharge of any Claim and the Purchaser and/or any Group Company actually recovers (whether by payment, refund, discount, decrease of the amount of the Claim, credit, relief, insurance and/or otherwise) from a third party (including a Tax Authority) a sum which indemnifies and/or compensates the Purchaser and/or any Group Company (in whole or in part) in respect of the Loss which is the subject matter of such Claim, the Purchaser shall, and/or procure that the relevant Group Company shall, pay to the Seller as soon as reasonably practicable after receipt an amount equal to the amount received by the Purchaser from the Seller in respect of such Claim to the extent of such recovery.

12.	Conduct of Third Party Claims

12.1

Subject to paragraph 12.1(b), if the matter or circumstance that may give rise to a Claim is a result of or in connection with a claim by a third party other than a Tax Authority (a “Third Party Claim”) then:

(a)

the Purchaser shall control the Third Party Claim, but shall consult with the Seller, and the Seller shall cooperate with the Purchaser, in relation to the conduct of the Third Party Claim, and the Purchaser shall take reasonable account of the views of the Seller before taking any action in relation to the Third Party Claim;

(b)

only in respect of Fundamental Warranty Claims (and only if such Claims do not (i) involve any criminal proceeding, action, indictment, allegation or investigation, or in which relief other than monetary damages is sought, (ii) involve a purported class action, or (iii) involve Losses in excess of the Seller’s maximum indemnification obligations under this Agreement):

(i)

no admissions in relation to such Third Party Claim shall be made by or on behalf of the Purchaser or any other member of the Purchaser’s Group and such Third Party Claim shall not be compromised, disposed of or settled without the written consent of the Seller (such consent not to be unreasonably withheld or delayed);

(ii)

subject to the Seller indemnifying the Purchaser or other member of the Purchaser’s Group concerned against all reasonably and properly incurred costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, the Purchaser shall, or the Purchaser shall procure that any other members of the Purchaser’s Group shall, take such action as the Seller may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest such Third Party Claim; and

(iii)

the Seller shall be entitled at its own expense and in its absolute discretion, by notice in writing to the Purchaser, to take such action as it shall deem reasonably necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim (including making counterclaims or other claims against third parties) with counsel of its choice satisfactory to the Purchaser (acting reasonably) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group concerned and to have the conduct of any related proceedings, negotiations or appeals;

(c)	if the Seller sends a notice to the Purchaser pursuant to paragraph 12.1(b):

(i)	the Purchaser shall, and the Purchaser shall procure that any other member of the Purchaser’s Group shall:

a.

use reasonable endeavours to give, subject to their being paid all reasonable out of pocket costs and expenses, all such information and assistance including reasonable access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller may reasonably request, including instructing such professional or legal advisers as the Seller may nominate to act on behalf of the Purchaser or other member of the Purchaser’s Group concerned but in accordance with the Seller’s instructions;

b.

be entitled to participate in the defence of the Third Party Claim, and to employ its own professional or legal advisers, provided that the Seller shall control the conduct of the Third Party Claim and the Purchaser will be entitled to participate in any such defence with separate counsel of its own choosing at the expense of the Seller if: (1) so requested by the Seller or (2) in the reasonable judgment of the Purchaser, a material conflict exists between the Purchaser and the Seller that would make such separate representation advisable; and

(ii)	the Seller shall:

a.	consult with the Purchaser and take reasonable account of the views of the Purchaser before taking any action in relation to the Third Party Claim;

b.

keep the Purchaser informed of all relevant matters relating to the Third Party Claim and shall promptly forward or procure to be forwarded to the Purchaser copies of all correspondence and other written communications relating to the Third Party Claim;

c.

not make any settlement or compromise of the Third Party Claim without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed. Subject to paragraph 12.1(d), if the Purchaser or member of the Purchaser’s Group fails to reasonably consent to a settlement or compromise, the maximum liability of the Seller shall (without prejudice to paragraph 12) not exceed the full amount of the proposed settlement or compromise and the Purchaser or member of the Purchaser’s Group shall be liable for any damages awarded in excess of the proposed settlement or compromise and reasonable costs incurred from (and including) the date the Seller notified the Purchaser of the settlement or compromise. For purposes of this paragraph 12.1(c)(ii)(c), the parties acknowledge and agree that it would not be unreasonable for the Purchaser to withhold consent with respect to a settlement or compromise unless such settlement or compromise, among other things, (1) consists solely of money (or equivalent) damages, (2) provides for a complete and unconditional release of the claims that are the subject of such Claim in favour of the Purchaser or relevant member of the Purchaser’s Group and (3) does not lead to additional liability or the creation of any additional financial or other obligation or restriction on the part of the Purchaser;

d.

indemnify, save as set out in paragraph 12.1(c)(ii)(c), the Purchaser or other member of the Purchaser’s Group concerned against all reasonable costs and expenses (including legal and professional costs and expenses) that may be incurred as a result of the Seller assuming conduct of the Third Party Claim.

(d)	Notwithstanding paragraphs 12.1(b) to 12.1(c), neither the Purchaser nor any other member of the Purchaser’s Group shall be required to take any action or refrain from taking any action, if the Purchaser, or other member of the Purchaser’s Group concerned, reasonably considers such action or omission to be unduly onerous or materially prejudicial to it or to its business.

Schedule 7

Tax Indemnity

1	Definitions and interpretation

In this Schedule 7:

1.1	the following terms have the following meanings:

“Accounts Relief” means a Relief which has been treated as an asset in the Closing Statement (including in calculating and so reducing or eliminating any provision for deferred tax in the Closing Statement);

“Event” means any event, action, transaction, circumstance or omission including any acquisition, disposal, transfer, distribution, supply, payment, loan, advance or other provision, the death or change in tax residence of any person and the expiry of any time period, including execution of this Agreement and Closing;

“Purchaser’s Group” means the Purchaser and any companies within the same group or association of companies as the Purchaser for any relevant Tax purposes, including without limitation a Group Company after the Closing Date;

“Purchaser’s Relief” means any Relief arising at any time to the Purchaser or any member of the Purchaser’s Group (other than a Group Company), and any Relief arising to any Group Company in respect of any Event or by reference to any period ending or any income, profits or gains earned, received or accrued after the Closing Date;

“Tax Authority Claim” means any assessment, notice, letter, determination, demand or other document issued or action taken by or on behalf of any Tax Authority from which it appears that a Group Company may have a Tax Liability which is relevant for the purposes of this Schedule 7;

“Tax Liability” means:

(a)	a liability or increased liability to make an actual payment of or in respect of Tax; and also

(b)	the loss, non-availability or reduction in the amount of any Accounts Relief, in which case the amount of such Tax Liability shall, for the purposes of this Schedule 7 be:

(i)

in the case of a right to a repayment of Tax, the amount of the repayment (together with any interest or repayment supplement in respect thereof) which would have been obtained but for such loss, non-availability or reduction; and

(ii)

in the case of an Accounts Relief other than a right to repayment of Tax, the amount of the asset included in the Closing Statement in respect of the relevant Relief, to the extent lost, reduced or non-available; and

(c)

the use or setting off of any Purchaser’s Relief in circumstances where, but for such use or setting off, a Group Company would have had a liability to make an actual payment of Tax in respect of which the Purchaser would have been able to make a claim against the Seller under this Schedule 7, in which case the amount of such Tax Liability shall be the amount of Tax saved as a result of such use or setting off; and

1.2	references to:

(a)	Income, Profits or Gains include income, profits or gains which, for the purposes of any Tax, are deemed to be earned, accrued or received;

(b)

Income, Profits or Gains as being earned, accrued or received on or before a particular date or in respect of particular period shall include income, profits or gains which, for the purposes of any Tax, are deemed to have been or are treated as having been earned, accrued or received on or before that date;

(c)	any Event occurring include an Event which is deemed for the purposes of any Tax to occur;

(d)	any Event occurring on or before a particular date include any Event which is deemed to have or is treated as having occurred on or before that date;

(e)

the Seller’s Tax Group shall include any company which was, at any time prior to Closing, a member of the same group of companies as the Seller or a Group Company for relevant Tax purposes (but does not include the Group Companies).

1.3	unless otherwise stated:

(a)	references to “period” are to a period of time and not to an accounting period, unless the phrase “accounting period” is used;

(b)

for the purposes of determining whether any of the matters mentioned below occurred on, before or after Closing, or in respect of a period before or after Closing, it shall be assumed that an accounting period (and a period of account) of the relevant Group Company ended on Closing (and/or, where relevant, that any other period by reference to which Tax falls to be charged or assessed ended on Closing). The matters are:

(i)	any Income, Profits or Gains being earned, accrued or received;

(ii)	any Relief arising; and

(iii)	any Event occurring.

2	Covenants

2.1

Subject to the provisions of paragraph 3 of this Schedule 7, the Seller covenants to pay to the Purchaser (to be treated so far as possible as an adjustment to the Purchase Price) on demand an amount equal to:

(a)	any Tax Liability of a Group Company within paragraph (a) of the definition of Tax Liability which arises:

(i)	as a consequence of or by reference to any Event which occurred on or before Closing; or

(ii)	in respect of or by reference to any Income, Profits or Gains which were earned, accrued or received on or before Closing; and

(b)	any Tax Liability of a Group Company arising at any time:

(i)

in respect of Tax which is chargeable directly or primarily against any person (not being a Group Company or any member of the Purchaser’s Group) which, at any time prior to Closing was treated for the purposes of any Tax as a member of the same group of companies as a Group Company or as otherwise associated or connected with a Group Company;

(c)	any Tax Liability falling within limb (b) and (c) of the definition of Tax Liability; and

(d)

any reasonable costs, fees or expenses reasonably and properly incurred by a Group Company or any other member of the Purchaser’s Group in connection with any Tax Liability mentioned in this paragraph 2 or with any Tax Authority Claim therefor or in connection with successfully taking or defending any action under this Schedule 7.

3	Limitations

3.1	The Seller shall not be liable under paragraph 2 of this Schedule 7 in respect of any Tax Liability to the extent that:

(a)

provision or reserve in respect of that Tax Liability was made in the Closing Statement or such Tax Liability was otherwise taken into account in the preparation of the Closing Statement (not including any provision for deferred tax);

(b)	that Tax Liability was paid or discharged before Closing;

(c)

that Tax Liability arises as a result of any change, made after Closing, in law (including any increase in rates of Tax, other than any increase in the rate of any interest, fine or penalty relating to Tax);

(d)

that Tax Liability would not have arisen but for a voluntary act, omission or transaction carried out, made or effected by a Group Company or other member of the Purchaser’s Group after Closing, except that this exclusion shall not apply where such act, omission or transaction was (i) necessary in order to comply with any applicable law or (ii) carried out with the prior written consent of the Seller;

(e)

that Tax Liability arises as a result of the Purchaser or a Group Company making any change, after Closing, in its accounting policies, except where the change was (i) necessary in order to comply with any applicable law or generally accepted accounting practice or (ii) carried out with the prior written consent of the Seller;

(f)

that Tax Liability is a liability in respect of any interest, fine or penalty relating to Tax which is attributable to delay by any member of the Purchaser’s Group including, after Closing, a Group Company;

(g)	that Tax Liability has been made good (other than by utilisation of a Purchaser’s Relief) without cost to any Group Company or any other member of the Purchaser’s Group;

(h)	the Purchaser has already made recovery in respect of that Tax Liability by means of a claim for breach of the Tax Warranties or under any other provision of this Agreement or otherwise; or

(i)	any Relief, other than a Purchaser’s Relief, is actually available to a Group Company (at no additional cost) to reduce or eliminate that Tax Liability.

4	Notification of claims

4.1

The Purchaser shall, as soon as reasonably practicable, notify the Seller if it becomes aware of any Tax Authority Claim from which it appears that the Seller may have a liability under paragraph 2 of this Schedule 7.

4.2

Where a matter notified under paragraph 4.1 of this Schedule 7 could reasonably be expected to result in an increased liability to Tax of any member of the Seller’s Tax Group, the Seller and the Purchaser shall cooperate in good faith in relation thereto.

5	Payment date and interest

5.1	Payment by the Seller in respect of any liability under this Schedule 7 must be made in cleared and immediately available funds on demand.

5.2

If any amount due from the Seller under this Schedule 7 is not paid as specified in paragraph 5.1 of this Schedule 7, then, except to the extent that the Seller’s liability under paragraph 2 includes interest and penalties to compensate the Purchaser for the late payment, the amount due shall bear interest (to accrue on a daily basis and before and after any judgment) at a rate per annum of 4 per cent above EUR LIBOR from the day following the due date up to and including the day of actual payment of such sums, any interest to by compounded quarterly.

6	Tax Returns

6.1

The Seller shall or shall procure that (except to the extent expressly agreed in writing by the Purchaser) any existing authorisation of any employee, officer, adviser or agent of any member of the Seller’s Group or Seller’s Tax Group (other than any continuing officer or employee of a Group Company) to sign Tax returns, claims, statements, notices or other documents for Tax purposes for or on behalf of a Group Company shall be cancelled with effect from Closing.

6.2

The Purchaser shall prepare the corporation tax returns of the Group Companies for all accounting periods beginning before and ending on or before Closing (to the extent that the same shall not have been prepared and submitted to the relevant Taxation Authority before Closing) and all accounting periods beginning before but ending after Closing (each such period an “Accounting Period”).

6.3

The Purchaser shall submit each such Tax return referred to in paragraph 6.2 of this Schedule 7 in draft form to the Seller as soon as reasonably practicable and in any case at least ten (10) Business Days before the earlier of:

(a)	the date on which the Purchaser intends to procure the submission of such Tax return (such date to be notified to the Seller by the Purchaser); and

(b)	the last date on which such Tax return may be filed with the relevant Taxation Authority without incurring interest or penalties,

and the Seller shall be given reasonable opportunity to make comments thereon. The Purchaser shall (subject to paragraph 6.7 of this Schedule 7) take into account all reasonable comments of the Seller received prior to submission of the Tax return in question, to the extent that such comments relate to a matter which could reasonably be expected to give rise to a liability of a member of the Seller’s Tax Group (a “Seller Tax Matter”).

6.4

The Purchaser shall prepare all documentation and deal with all matters (including correspondence) relating to the Tax returns of the Group Companies for all Accounting Periods provided that, to the extent that the same relates to a Seller Tax Matter the Purchaser shall:

(a)

keep the Seller informed in relation thereto, including providing, as soon as reasonably practicable, copies of any relevant correspondence received from a Taxation Authority (to the extent relating to a Seller Tax Matter); and

(b)

ensure that the Seller is given reasonable opportunity to provide comments in relation thereto (which the Purchaser shall take into account), including the opportunity to comment on draft correspondence prior to submission to the relevant Taxation Authority, in each case to the extent the same relate to a Seller Tax Matter.

6.5

The Purchaser shall procure that the Group Companies shall afford such access to their books, accounts and records and provide such assistance as is necessary and reasonable to enable the Seller to conduct matters in accordance with its rights under this paragraph 6.

6.6

The Purchaser shall, and shall procure that the Group Companies shall, reasonably assist the Seller as legal successor of JW Germany Holding GmbH and JW Germany GmbH, at the cost and expense of the Seller with the preparation, amendment and filing of any Tax return, Tax application, conduct of a Tax audit, investigation, dispute, appeal or similar proceeding or other communication with any competent Tax Authority in connection with any time periods until and including 31 December 2017. This shall include the providing and making available of copies of all relevant books, records and documentation available at the Group Companies as of Closing and the assistance of officers and employees of the Group Companies. The Purchaser agrees to retain, and shall cause the Group Companies to retain, all available books, records and documentation relating to JW Germany Holding GmbH and JW Germany GmbH that may be relevant in connection with any Tax filing, audit, investigation, dispute, appeal or similar proceeding for time periods until and including 31 December 2017 until the expiration of any applicable statute of limitation to such extent that such books, records and documentation are available at the Purchaser or any Group Company as of Closing.

6.7

Nothing in this paragraph 6 shall require the Purchaser to procure that any Group Company takes any action which involves the submission of any Tax return or other document or the provision of any information to any Taxation Authority which, in each case, is not to the best of the knowledge of the Group Company and the Purchaser correct and complete or which is misleading.

6.8	This paragraph 6 shall apply mutatis mutandis to any Tax dispute or proceeding relating to an Accounting Period if and to the extent such Tax dispute or proceeding relates to a Seller Tax Matter.

6.9

The Seller undertakes to provide to the Purchaser copies of the German corporate income tax return and the German trade tax return of JW Germany GmbH (or its legal successors, as applicable) prepared with respect to any distribution received from the Company in 2017, at least ten (10) business days prior to the filing of any such tax return with any taxing authority, and Seller will provide the Purchaser with a reasonable opportunity to comment on such tax returns exclusively with respect to any distribution received from the Company in 2017.

7.	Assignment of Tax Refund Claim

7.1

The Seller hereby acknowledges that it is jointly liable with the Company for any withholding taxes to be paid on any distribution received by the Seller (or any of its Affiliates which legal successor it is) from the Company and that the Seller shall ultimately bear any such withholding tax. With respect to any withholding taxes paid or to be paid by the Company after Closing on distributions made to the Seller (or any of its Affiliates which legal successor it is) prior to Closing the Seller hereby assigns any corresponding tax refund claim to the Purchaser, the Purchaser hereby undertakes to accept such assignment.

7.2

The Seller undertakes to use all commercially reasonable efforts to co-operate with the Purchaser to effect (i) the validity and enforceability of the refund claim and (ii) its assignment including the filing of notifications to the Tax Authorities, the application for such refund and all related steps, measures and action relating thereto.

7.3

To the extent the Purchaser receives a payment from the Tax Authorities with respect to the tax refund claim, it assumes the Seller’s liability against the Company with respect to the reimbursement of the respective withholding taxes paid by the Company.

7.4	Any payment received by the Purchaser with respect to the refund claim shall be considered as a reduction of the Purchase Price.

Schedule 8

Management Incentive Plan

1.	Description

1.1

Certain Group Companies have entered into a management incentive plan dated 5 December 2017 (the “Management Incentive Plan”) with certain employees and other managers (the “MIP Participants”) employed or engaged by such Group Companies (the “MIP Employers”). The MIP Participants will be entitled to certain payments under the MIP as a result of the Transaction (the aggregate amount due to the MIP Participants being, the “MIP Entitlement”).

1.2

The Seller has assumed the obligations of the MIP Employers under the Management Incentive Plan prior to the date hereof by way of assumption agreements with the MIP Employers and the respective MIP Participants (the “Assumption Agreements”) copies of which have been made available to the Purchaser. The Seller shall not, and shall procure that none of the MIP Employers shall, amend the Assumption Agreements without the prior written consent of the Purchaser.

1.3

Pursuant to the Assumption Agreements, the MIP Employers shall serve as the paying agent for the MIP Entitlement and the Seller shall provide to the MIP Employers the respective gross amounts of the MIP Entitlement plus any mandatory additional employer contributions (e.g. Arbeitgeberbeiträge zur Sozialversicherung), if applicable, that are payable by the MIP Employer in connection with the Management Incentive Plan (the “MIP Employer Charges”).

2.	Initial MIP Entitlement and Seller Covenant

2.1

Prior to Closing the Seller shall inform the Purchaser pursuant to Clause 6.4.1 of the amount of any payments which shall be paid upon Closing by the Purchaser to the MIP Employers pursuant to clause 3.2 (a) of the Assumption Agreements plus any respective MIP Employer Charges (the “Initial MIP Entitlement”).

2.2	The Initial MIP Entitlement shall be deducted from the Purchase Price pursuant to Clause 6.3.1 and the Purchaser shall pay the Initial MIP Entitlement to the MIP Employers pursuant to Clause 6.3.2.

3.	MIP Shortfall

3.1

If the aggregate amount of the payments received by the MIP Employers or any other Group Company from or on behalf of the Seller under the Assumption Agreements with respect to the Management Incentive Plan falls short of the total amount of the payments (including, for the avoidance of doubt, the MIP Entitlement, the MIP Employer Charges and any other Taxes) made or to be made by the MIP Employers or any other Group Company with respect to the Management Incentive Plan (the “MIP Shortfall”), the Seller covenants to indemnify the Purchaser or, at the discretion of the Purchaser, a Group Company, for the amount of the MIP Shortfall within 10 Business Days after the receipt of a respective notice from the Purchaser.

3.2

Any claim of the Purchaser pursuant to this Schedule 8 must be made in writing to the Seller within six (6) months following the acknowledgement by all MIP Participants of the receipt of all obligations and liabilities owed to the respective MIP Participant with respect to the MIP Entitlement.

3.3

Notwithstanding anything to the contrary in this Agreement, the obligations of the Seller pursuant to this Schedule 8 shall not be subject to the limitations of liability in Schedule 6 provided always that the Seller’s total aggregate liability to compensate the Purchaser in respect of all Claims together with any claims pursuant to this Schedule 8 shall under all circumstances be limited to the amount of the Purchase Price received by the Seller.

3.4

If any payment is made by the Seller to the Purchaser in respect of any Claim pursuant to this Schedule 8 or deducted from the Purchase Price, the payment or any such deduction shall be treated as an adjustment of the consideration paid by the Purchaser for the Shares and the consideration shall be deemed to be reduced by the amount of such payment.

/s/ Richard Cotter	and	/s/ Tomasz Bieniek
Class A Director		Class B Director

Outdoor Holdings GP SA

Acting as sole corporate manager

For and on behalf of Paw Luxco III S.à.r.l.

[Signature Page to the Share and Sale Purchase Agreement]

/s/ Patrick S. Burke
Patrick S. Burke

Acting as managing director

For and on behalf of Mainsee 1185.

V V GmbH (to be renamed Callaway

Germany Holdco GmbH)

/s/ Brian P. Lynch
Brian P. Lynch

Acting as Senior Vice President,

Chief Financial Officer, General

Counsel and Corporate Secretary

For and on behalf of Callaway Golf Company

[Signature Page to the Share and Sale Purchase Agreement]

Exhibit A

Share Transfer Agreement

Exhibit B

Escrow Account Agreement